                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



         (Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                        For the transition period from        to
                                                       ------    ------
                         Commission file number: 0-23876



                   JEFFERSON SMURFIT CORPORATION SAVINGS PLAN
                JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN
                   SMURFIT PACKAGING CORPORATION SAVINGS PLAN
                            (Full title of the plans)


                          JEFFERSON SMURFIT CORPORATION
                              8182 Maryland Avenue
                            St. Louis, Missouri 63105

          (Name of issuer of the securities held pursuant to the plans and address of its principal executive office)

                                      INDEX



Financial Statements and Supplemental Schedules for the years ended December 31, 1997 and 1996 for:

          -    Jefferson Smurfit Corporation Savings Plan
          -    Jefferson Smurfit Corporation Hourly Savings Plan
          -    Smurfit Packaging Corporation Savings Plan



             Exhibit 23.1  Consent of Independent Auditors

                              Financial Statements
                           and Supplemental Schedules

                          Jefferson Smurfit Corporation
                                  Savings Plan

                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                          Jefferson Smurfit Corporation
                                  Savings Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors...................................................   5

Financial Statements

Statements of Net Assets Available for Plan Benefits.............................   6
Statements of Changes in Net Assets Available for Plan Benefits..................  16
Notes to Financial Statements....................................................  26


Supplemental Schedules

Line 27a - Assets Held for Investment............................................  34
Line 27d - Transactions or Series of Transactions in Excess of 5%
   of the Current Value of Plan Assets...........................................  35

                         Report of Independent Auditors

Administrative Committee
Jefferson Smurfit Corporation Retirement Plans

We have audited the accompanying statements of net assets available for plan benefits of Jefferson Smurfit Corporation Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997 and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to represent the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         /s/ Ernst & Young LLP
June 19, 1998

5

                   Jefferson Smurfit Corporation Savings Plan

              Statements of Net Assets Available for Plan Benefits


                                December 31, 1997



                                                                                                T. ROWE PRICE
                                                               T. ROWE PRICE       ARCH            PERSONAL
                                JS COMMON        JS GROUP      EQUITY INCOME     BALANCED          STRATEGY
                               STOCK FUND       STOCK FUND          FUND           FUND          BALANCED FUND        SUBTOTAL
                             ---------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value     $27,613,176      $26,666,426      $107,782,570     $     -        $24,956,545        $187,018,717
Participant loans                        -                -                 -           -                  -                   -
                             ---------------------------------------------------------------------------------------------------
                                27,613,176       26,666,426       107,782,570           -         24,956,545         187,018,717
Receivables:
   Accrued employer
     contributions                  28,764                -                 -           -                  -              28,764
                             ---------------------------------------------------------------------------------------------------
Net assets available for
   plan benefits               $27,641,940      $26,666,426      $107,782,570     $     -        $24,956,545        $187,047,481
                             ===================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

                                December 31, 1997



                              PREVIOUS                                              AETNA VIP         ARCH
                                PAGE           INTEREST         MOBIL STOCK         CONTRACT        EMERGING
                              SUBTOTAL         INCOME FUND          FUND              FUND         GROWTH FUND     SUBTOTAL
                             -------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value    $187,018,717        $     -        $104,319,212       $     -       $       -       $291,337,929
Participant loans                        -              -                   -             -               -                  -
                             -------------------------------------------------------------------------------------------------
                               187,018,717              -         104,319,212             -               -        291,337,929
Receivables:
   Accrued employer
     contributions                  28,764              -                   -             -               -             28,764
                             -------------------------------------------------------------------------------------------------
Net assets available for
   plan benefits              $187,047,481        $     -        $104,319,212       $     -       $       -       $291,366,693
                             =================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

                                December 31, 1997



                                                  T. ROWE
                              PREVIOUS          PRICE NEW        T. ROWE PRICE
                                PAGE             HORIZONS        INTERNATIONAL       FIDELITY       FIDELITY VALUE
                              SUBTOTAL            FUND             STOCK FUND       CONTRA FUND          FUND           SUBTOTAL
                             -----------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value     $291,337,929     $16,388,957       $4,783,744       $1,321,344        $967,629         $314,799,603
Participant loans                         -               -                -                -               -                    -
                             -----------------------------------------------------------------------------------------------------
                                291,337,929      16,388,957        4,783,744        1,321,344         967,629          314,799,603
Receivables:
   Accrued employer
     contributions                   28,764               -                -                -               -               28,764
                             -----------------------------------------------------------------------------------------------------
Net assets available for
   plan benefits               $291,366,693     $16,388,957       $4,783,744       $1,321,344        $967,629         $314,828,367
                             =====================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

                                December 31, 1997



                                                                     T. ROWE                        T. ROWE PRICE
                               PREVIOUS         PUTNAM NEW        PRICE BLENDED      EQUITY            PERSONAL
                                 PAGE         OPPORTUNITIES       STABLE VALUE     INDEX TRUST         STRATEGY
                               SUBTOTAL            FUND               FUND          (S&P 500)        INCOME FUND      SUBTOTAL
                             ---------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value    $314,799,603      $ 3,153,006        $57,834,386     $3,761,275        $1,117,981     $380,666,251
Participant loans                        -                -                  -              -                 -                -
                             ---------------------------------------------------------------------------------------------------
                               314,799,603        3,153,006         57,834,386      3,761,275         1,117,981      380,666,251
Receivables:
   Accrued employer
     contributions                  28,764                -                  -              -                 -           28,764
                             ---------------------------------------------------------------------------------------------------
Net assets available for
   plan benefits              $314,828,367      $ 3,153,006        $57,834,386     $3,761,275        $1,117,981     $380,695,015
                             ===================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

                                December 31, 1997



                                                                    T. ROWE          T. ROWE
                                               T. ROWE PRICE      PRICE SUMMIT        PRICE
                               PREVIOUS          PERSONAL             CASH          SPECTRUM         T. ROWE PRICE
                                 PAGE            STRATEGY           RESERVES         INCOME            BLUE CHIP
                               SUBTOTAL         GROWTH FUND           FUND            FUND            GROWTH FUND      SUBTOTAL
                             ----------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value    $380,666,251      $ 1,302,955       $1,007,171       $1,566,866         $6,383,661     $390,926,904
Participant loans                        -                -                -                -                  -                -
                             ----------------------------------------------------------------------------------------------------
                               380,666,251        1,302,955        1,007,171        1,566,866          6,383,661      390,926,904
Receivables:
   Accrued employer
     contributions                  28,764                -                -                -                  -           28,764
                             ----------------------------------------------------------------------------------------------------
Net assets available for
   plan benefits              $380,695,015      $ 1,302,955       $1,007,171       $1,566,866         $6,383,661     $390,955,668
                             ====================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

        Statements of Net Assets Available for Plan Benefits (continued)


                                December 31, 1997



                                                   PREVIOUS
                                                     PAGE          PARTICIPANT
                                                   SUBTOTAL           LOANS            TOTAL
                                               --------------------------------------------------
ASSETS
Investments, at fair value                       $390,926,904       $         -      $390,926,904
Participant loans                                           -         6,015,381         6,015,381
                                               --------------------------------------------------
                                                  390,926,904         6,015,381       396,942,285
Receivables:
   Accrued employer
     contributions                                     28,764                 -            28,764
                                               --------------------------------------------------
Net assets available for plan
   benefits                                      $390,955,668       $ 6,015,381      $396,971,049
                                               ==================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

        Statements of Net Assets Available for Plan Benefits (continued)


                                December 31, 1996



                                                                      ARCH GROWTH        T. ROWE            ARCH
                                     JS COMMON        JS GROUP        AND INCOME      PRICE EQUITY        BALANCED
                                    STOCK FUND       STOCK FUND          FUND          INCOME FUND          FUND        SUBTOTAL
                                 -------------------------------------------------------------------------------------------------

ASSETS
Investments, at fair value          $24,715,398     $30,638,249      $  21,616        $85,366,398        $17,065      $140,758,726
Participant loans                             -               -              -                  -              -                 -
                                 -------------------------------------------------------------------------------------------------
                                     24,715,398      30,638,249         21,616         85,366,398         17,065       140,758,726
Receivables:
   Accrued investment income
      receivable                            262           1,379          1,746          3,320,443            284         3,324,114
   Due from other funds                  51,265               -              -            157,208              -           208,473
                                 -------------------------------------------------------------------------------------------------
                                         51,527           1,379          1,746          3,477,651            284         3,532,587
Cash and cash equivalents               597,469          97,452        109,552            217,845         37,561         1,059,879
                                 -------------------------------------------------------------------------------------------------
Total assets                         25,364,394      30,737,080        132,914         89,061,894         54,910       145,351,192

LIABILITIES
Accrued administrative fees              15,352               -             81             53,919             33            69,385
Due to other funds                            -          51,265        132,833             24,375         54,698           263,171
                                 -------------------------------------------------------------------------------------------------
Total liabilities                        15,352          51,265        132,914             78,294         54,731           332,556
                                 -------------------------------------------------------------------------------------------------
Net assets available for plan
   benefits                         $25,349,042     $30,685,815      $       -        $88,983,600        $   179      $145,018,636
                                 =================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

                                December 31, 1996



                                                     T. ROWE
                                                      PRICE
                                                    PERSONAL
                                     PREVIOUS       STRATEGY        INTEREST         MOBIL           AETNA VIP
                                       PAGE         BALANCED         INCOME          STOCK            CONTRACT
                                     SUBTOTAL         FUND            FUND            FUND              FUND        SUBTOTAL
                                 --------------------------------------------------------------------------------------------

ASSETS
Investments, at fair value        $140,758,726     $21,877,304    $51,603,617     $93,370,515       $9,747,131   $317,357,293
Participant loans                            -               -              -               -                -              -
                                 --------------------------------------------------------------------------------------------
                                   140,758,726      21,877,304     51,603,617      93,370,515        9,747,131    317,357,293
Receivables:
   Accrued investment income
      receivable                     3,324,114         526,767         34,724           4,028           48,107      3,937,740
   Due from other funds                208,473          54,698              -               -                -        263,171
                                 --------------------------------------------------------------------------------------------
                                     3,532,587         581,465         34,724           4,028           48,107      4,200,911
Cash and cash equivalents            1,059,879          64,155        170,548         913,628           55,218      2,263,428
                                 --------------------------------------------------------------------------------------------
Total assets                       145,351,192      22,522,924     51,808,889      94,288,171        9,850,456    323,821,632

LIABILITIES
Accrued administrative fees             69,385          13,627         54,847          57,184           25,974        221,017
Due to other funds                     263,171               -              -               -                -        263,171
                                 --------------------------------------------------------------------------------------------
Total liabilities                      332,556          13,627         54,847          57,184           25,974        484,188
                                 --------------------------------------------------------------------------------------------
Net assets available for plan
   benefits                       $145,018,636     $22,509,297    $51,754,042     $94,230,987       $9,824,482   $323,337,444
                                 ============================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

                                December 31, 1996



                                                   ARCH           T. ROWE                           T. ROWE
                                  PREVIOUS       EMERGING          PRICE             ARCH            PRICE
                                    PAGE          GROWTH        NEW HORIZONS     INTERNATIONAL    INTERNATIONAL
                                  SUBTOTAL         FUND             FUND             FUND          STOCK FUND        SUBTOTAL
                               ------------------------------------------------------------------------------------------------

ASSETS
Investments, at fair value      $317,357,293        $  -         $13,507,311        $    -          $3,017,169     $333,881,773
Participant loans                          -           -                   -             -                   -                -
                               ------------------------------------------------------------------------------------------------
                                 317,357,293           -          13,507,311             -           3,017,169      333,881,773
Receivables:
   Accrued investment income
      receivable                   3,937,740          16           1,358,797            22              83,082        5,379,657
   Due from other funds              263,171           -                   -             -               4,799          267,970
                               ------------------------------------------------------------------------------------------------
                                   4,200,911          16           1,358,797            22              87,881        5,647,627
Cash and cash equivalents          2,263,428           -              89,742         2,519              22,202        2,377,891
                               ------------------------------------------------------------------------------------------------
Total assets                     323,821,632          16          14,955,850         2,541           3,127,252      341,907,291

LIABILITIES
Accrued administrative
   fees                              221,017           -               9,070             -               1,894          231,981
Due to other funds                   263,171           -                   -         2,541               2,258          267,970
                               ------------------------------------------------------------------------------------------------
Total liabilities                    484,188           -               9,070         2,541               4,152          499,951
                               ------------------------------------------------------------------------------------------------
Net assets available for
   plan benefits                $323,337,444        $ 16         $14,946,780        $    -          $3,123,100     $341,407,340
                               ================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

        Statements of Net Assets Available for Plan Benefits (continued)


                                December 31, 1996



                                                          PREVIOUS
                                                            PAGE          PARTICIPANT
                                                          SUBTOTAL           LOANS              TOTAL
                                                      -----------------------------------------------------

ASSETS
Investments, at fair value                              $333,881,773      $         -        $333,881,773
Participant loans                                                  -        6,055,248           6,055,248
                                                      -----------------------------------------------------
                                                         333,881,773        6,055,248         339,937,021
Receivables:
   Accrued investment income
      receivable                                           5,379,657                -           5,379,657
   Due from other funds                                      267,970                -             267,970
                                                      -----------------------------------------------------
                                                           5,647,627                -           5,647,627
Cash and cash equivalents                                  2,377,891                -           2,377,891
                                                      -----------------------------------------------------
Total assets                                             341,907,291        6,055,248         347,962,539

LIABILITIES
Accrued administrative fees                                  231,981                -             231,981
Due to other funds                                           267,970                -             267,970
                                                      -----------------------------------------------------
Total liabilities                                            499,951                -             499,951
                                                      -----------------------------------------------------
Net assets available for plan
   benefits                                             $341,407,340       $6,055,248        $347,462,588
                                                      =====================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                          Year ended December 31, 1997


                                                                        T. ROWE                     T. ROWE PRICE
                                                                         PRICE           ARCH          PERSONAL
                                       JS COMMON       JS GROUP          EQUITY        BALANCED        STRATEGY
                                      STOCK FUND      STOCK FUND      INCOME FUND        FUND       BALANCED FUND       SUBTOTAL
                                    ------------------------------------------------------------------------------------------------
Contributions:
   Employees                          $    664,649   $           -  $    5,566,233      $     -       $  1,663,345    $   7,894,227
   Employer                              6,927,257               -               -            -                  -        6,927,257
Net investment income:
   Interest on guaranteed group
     annuity contracts                           -               -               -            -                  -                -
   Other investment income                       -         441,833      10,766,932            -          1,286,708       12,495,473
                                    ------------------------------------------------------------------------------------------------
                                         7,591,906         441,833      16,333,165            -          2,950,053       27,316,957
Net realized and unrealized
   appreciation (depreciation) of
   investments                          (3,593,270)     (2,263,188)     14,001,563            -          2,519,609       10,664,714
Transfers by participants                 (506,330)       (203,718)     (5,281,030)        (179)        (1,250,206)      (7,241,463)
Transfers to JS Common Stock Fund
   from JS Group Stock Fund                441,833        (441,833)              -            -                  -                -
Transfer of participant accounts
   from Jefferson Smurfit
   Corporation Hourly Savings Plan
   and Smurfit Packaging
   Corporation Savings Plan                 27,734           8,063          30,637            -              9,538           75,972
Forfeitures                               (187,695)        (42,320)              -            -                  -         (230,015)
Withdrawals by participants             (1,554,740)     (1,518,207)     (7,124,809)           -         (1,983,630)     (12,181,386)
Loan repayments by participants             77,090               -         871,597            -            216,779        1,165,466
Administrative expenses                     (3,630)            (19)        (32,153)           -            (14,895)         (50,697)
                                    ------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan             2,292,898      (4,019,389)     18,798,970         (179)         2,447,248       19,519,548
   benefits
Net assets available for plan
   benefits, beginning of year          25,349,042      30,685,815      88,983,600          179         22,509,297      167,527,933
                                    ------------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year               $27,641,940     $26,666,426    $107,782,570      $     -        $24,956,545     $187,047,481
                                    ================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

                          Year ended December 31, 1997



                                        PREVIOUS                                                         ARCH EMERGING
                                          PAGE           INTEREST      MOBIL STOCK        AETNA VIP         GROWTH
                                        SUBTOTAL       INCOME FUND        FUND          CONTRACT FUND        FUND        SUBTOTAL
                                    ------------------------------------------------------------------------------------------------
Contributions:
   Employees                          $   7,894,227    $          -    $         -      $         -       $     -      $  7,894,227
   Employer                               6,927,257               -              -                -             -         6,927,257
Net investment income:
   Interest on guaranteed group
     annuity contracts                            -               -              -                -             -                 -
   Other investment income               12,495,473               -      3,182,018                -             -        15,677,491
                                    ------------------------------------------------------------------------------------------------
                                         27,316,957               -      3,182,018                -             -        30,498,975
Net realized and unrealized
   appreciation (depreciation)
   of investments                        10,664,714               -     16,622,739                -             -        27,287,453
Transfers by participants                (7,241,463)    (51,754,042)    (2,239,524)      (9,824,482)          (16)      (71,059,527)
Transfers to JS Common Stock Fund
   from JS Group Stock Fund                       -               -              -                -             -                 -
Transfer of participant accounts
   from Jefferson Smurfit
   Corporation Hourly Savings Plan
   and Smurfit Packaging
   Corporation Savings Plan                  75,972               -              -                -             -            75,972
Forfeitures                                (230,015)              -              -                -             -          (230,015)
Withdrawals by participants             (12,181,386)              -     (7,476,384)               -             -       (19,657,770)
Loan repayments by participants           1,165,466               -              -                -             -         1,165,466
Administrative expenses                     (50,697)              -           (624)               -             -           (51,321)
                                    ------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan             19,519,548     (51,754,042)    10,088,225       (9,824,482)          (16)      (31,970,767)
   benefits
Net assets available for plan
   benefits, beginning of year          167,527,933      51,754,042     94,230,987        9,824,482            16       323,337,460
                                    ------------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year               $187,047,481   $           -   $104,319,212      $         -       $     -      $291,366,693
                                    ================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

                          Year ended December 31, 1997



                                                         T. ROWE          T. ROWE
                                      PREVIOUS          PRICE NEW          PRICE
                                        PAGE            HORIZONS       INTERNATIONAL   FIDELITY      FIDELITY VALUE
                                      SUBTOTAL            FUND          STOCK FUND    CONTRA FUND         FUND           SUBTOTAL
                                  --------------------------------------------------------------------------------------------------
Contributions:
   Employees                      $    7,894,227     $  2,477,996     $    777,301   $    141,452     $ 111,684       $  11,402,660
   Employer                            6,927,257                -                -              -             -           6,927,257
Net investment income:
   Interest on guaranteed group
     annuity contracts                         -                -                -              -             -                   -
   Other investment income            15,677,491          395,945          249,634        108,501       130,501          16,562,072
                                  --------------------------------------------------------------------------------------------------
                                      30,498,975        2,873,941        1,026,935        249,953       242,185          34,891,989
Net realized and unrealized
   appreciation (depreciation)
   of investments                     27,287,453          990,037         (170,003)        11,924       (78,332)         28,041,079
Transfers by participants            (71,059,527)      (1,830,422)         997,300      1,133,159       794,497         (69,964,993)
Transfers to JS Common Stock Fund
   from JS Group Stock Fund                    -                -                -              -             -                   -
Transfer of participant accounts
   from Jefferson Smurfit
   Corporation Hourly Savings
   Plan and Smurfit Packaging
   Corporation Savings Plan               75,972           14,940            1,245              -             -              92,157
Forfeitures                             (230,015)               -                -              -             -            (230,015)
Withdrawals by participants          (19,657,770)        (915,551)        (287,200)       (88,486)       (4,972)        (20,953,979)
Loan repayments by participants        1,165,466          313,698           94,606         14,926        14,369           1,603,065
Administrative expenses                  (51,321)          (4,466)          (2,239)          (132)         (118)            (58,276)
                                  --------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan
   benefits                          (31,970,767)       1,442,177        1,660,644      1,321,344       967,629         (26,578,973)
Net assets available for plan
   benefits, beginning of year       323,337,460       14,946,780        3,123,100              -             -         341,407,340
                                  --------------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year            $291,366,693      $16,388,957       $4,783,744     $1,321,344      $967,629        $314,828,367
                                  ==================================================================================================

See accompanying notes.

                  Jefferson Smurfit Corporation Savings Plan

                         Year ended December 31, 1997



                                                                         T. ROWE
                                                                          PRICE                        T. ROWE PRICE
                                        PREVIOUS       PUTNAM NEW        BLENDED          EQUITY          PERSONAL
                                          PAGE        OPPORTUNITIES    STABLE VALUE    INDEX TRUST        STRATEGY
                                        SUBTOTAL          FUND             FUND         (S&P 500)       INCOME FUND       SUBTOTAL
                                    ------------------------------------------------------------------------------------------------
Contributions:
   Employees                          $  11,402,660    $   565,311     $  2,914,881    $   344,687      $    84,944    $ 15,312,483
   Employer                               6,927,257              -                -              -                -       6,927,257
Net investment income:
   Interest on guaranteed group
     annuity contracts                            -              -        3,553,843              -                -       3,553,843
   Other investment income               16,562,072         66,574                -              7           52,480      16,681,133
                                    ------------------------------------------------------------------------------------------------
                                         34,891,989        631,885        6,468,724        344,694          137,424      42,474,716
Net realized and unrealized
   appreciation (depreciation) of
   investments                           28,041,079        354,591                -        487,442           27,611      28,910,723
Transfers by participants               (69,964,993)     2,103,222       56,306,243      2,996,662          953,641      (7,605,225)
Transfers to JS Common Stock Fund
    from JS Group Stock Fund                      -              -                -              -                -               -
Transfer of participant accounts
   from Jefferson Smurfit
   Corporation Hourly Savings Plan
   and Smurfit Packaging
   Corporation Savings Plan                  92,157         16,374           52,954              -                -         161,485
Forfeitures                                (230,015)             -                -              -                -        (230,015)
Withdrawals by participants             (20,953,979)       (18,265)      (5,458,824)       (96,883)         (12,727)    (26,540,678)
Loan repayments by participants           1,603,065         65,298          524,396         30,013           12,618       2,235,390
Administrative expenses                     (58,276)           (99)         (59,107)          (653)            (586)       (118,721)
                                    ------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan            (26,578,973)     3,153,006       57,834,386      3,761,275        1,117,981      39,287,675
   benefits
Net assets available for plan
   benefits, beginning of year          341,407,340              -                -              -                -     341,407,340
                                    ------------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year               $314,828,367     $3,153,006      $57,834,386     $3,761,275       $1,117,981    $380,695,015
                                    ================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

                          Year ended December 31, 1997



                                                                          T. ROWE
                                                       T. ROWE PRICE    PRICE SUMMIT
                                         PREVIOUS         PERSONAL         CASH        T. ROWE PRICE    T. ROWE PRICE
                                           PAGE           STRATEGY       RESERVES         SPECTRUM        BLUE CHIP
                                         SUBTOTAL       GROWTH FUND        FUND         INCOME FUND      GROWTH FUND      SUBTOTAL
                                    ------------------------------------------------------------------------------------------------
Contributions:
   Employees                            $ 15,312,483    $   373,603     $   359,278    $   158,345       $1,016,410    $ 17,220,119
   Employer                                6,927,257              -               -              -                -       6,927,257
Net investment income:
   Interest on guaranteed group
     annuity contracts                     3,553,843              -               -              -                -       3,553,843
   Other investment income                16,681,133         34,363          32,351         66,187           36,451      16,850,485
                                    ------------------------------------------------------------------------------------------------
                                          42,474,716        407,966         391,629        224,532        1,052,861      44,551,704
Net realized and unrealized
   appreciation (depreciation)
   of investments                         28,910,723         87,199               -         30,017          827,139      29,855,078
Transfers by participants                 (7,605,225)       792,399         904,637      1,439,635        4,468,554               -
Transfers to JS Common Stock Fund
   from JS Group Stock Fund                        -              -               -              -                -               -
Transfer of participant accounts
   from Jefferson Smurfit
   Corporation Hourly Savings Plan
   and Smurfit Packaging
   Corporation Savings Plan                  161,485              -               -              -           26,448         187,933
Forfeitures                                 (230,015)             -          12,102              -                -        (217,913)
Withdrawals by participants              (26,540,678)       (20,115)       (599,759)      (141,913)         (88,454)    (27,390,919)
Loan repayments by participants            2,235,390         35,904         303,184         15,238           98,211       2,687,927
Administrative expenses                     (118,721)          (398)         (4,622)          (643)          (1,098)       (125,482)
                                    ------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan              39,287,675      1,302,955       1,007,171      1,566,866        6,383,661      49,548,328
   benefits
Net assets available for plan
   benefits, beginning of year           341,407,340              -               -              -                -     341,407,340
                                    ------------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year                $380,695,015     $1,302,955      $1,007,171     $1,566,866       $6,383,661    $390,955,668
                                    ================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

   Statements of Changes in Net Assets Available for Plan Benefits (continued)


                          Year ended December 31, 1997



                                                     PREVIOUS
                                                       PAGE         PARTICIPANT
                                                     SUBTOTAL          LOANS             TOTAL
                                                 -----------------------------------------------------
Contributions:
   Employees                                       $  17,220,119   $          -       $  17,220,119
   Employer                                            6,927,257              -           6,927,257
Net investment income:
   Interest on guaranteed group
     annuity contracts                                 3,553,843              -           3,553,843
   Other investment income                            16,850,485        471,898          17,322,383
                                                 -----------------------------------------------------
                                                      44,551,704        471,898          45,023,602
Net realized and unrealized
   appreciation (depreciation) of
   investments                                        29,855,078              -          29,855,078
Transfers by participants                                      -              -                   -
Transfers to JS Common Stock Fund
   from JS Group Stock Fund                                    -              -                   -
Transfer of participant accounts
   from Jefferson Smurfit
   Corporation Hourly Savings Plan
   and Smurfit Packaging
   Corporation Savings Plan                              187,933              -             187,933
Forfeitures                                             (217,913)             -            (217,913)
Withdrawals by participants                          (27,390,919)     2,176,162         (25,214,757)
Loan repayments by participants                        2,687,927     (2,687,927)                  -
Administrative expenses                                 (125,482)             -            (125,482)
                                                 -----------------------------------------------------
Net increase (decrease) in net
   assets available for plan                          49,548,328        (39,867)         49,508,461
   benefits
Net assets available for plan
   benefits, beginning of year                       341,407,340      6,055,248         347,462,588
                                                 -----------------------------------------------------
Net assets available for plan
   benefits, end of year                            $390,955,668    $ 6,015,381        $396,971,049
                                                 =====================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

   Statements of Changes in Net Assets Available for Plan Benefits (continued)


                          Year ended December 31, 1996



                                                                      ARCH GROWTH     T. ROWE PRICE          ARCH
                                       JS COMMON       JS GROUP       AND INCOME      EQUITY INCOME        BALANCED
                                      STOCK FUND      STOCK FUND          FUND             FUND              FUND         SUBTOTAL
                                    ------------------------------------------------------------------------------------------------
Contributions:
   Employees                         $     850,947    $          -   $   5,223,446     $  1,365,681      $   1,558,365  $ 8,998,439
   Employer                              6,379,285               -               -                -                  -    6,379,285
Net investment income:
   Interest on guaranteed group
     annuity contracts                           -               -               -                -                  -            -
   Other investment income                   9,286         698,176         889,069        3,320,443            438,756    5,355,730
                                    ------------------------------------------------------------------------------------------------
                                         7,239,518         698,176       6,112,515        4,686,124          1,997,121   20,733,454
Net realized and unrealized
   appreciation (depreciation) of
   investments                           8,562,282       6,724,587      12,649,055       (1,559,910)         1,703,900   28,079,914
Transfers by participants                  222,006        (289,996)    (83,966,062)      86,212,079        (21,564,390)  19,386,363)
Transfers to JS Common Stock Fund
   from JS Group Stock Fund                689,408        (689,408)              -                -                  -            -
Forfeitures                                (59,524)        (38,788)              -                -                  -      (98,312)
Withdrawals by participants               (518,735)     (1,695,600)     (7,003,474)        (300,774)        (1,244,819) (10,763,402)
Loan repayments by participants             12,539               -         885,778                -            202,602    1,100,919
Administrative expenses                    (85,248)              -        (122,514)         (53,919)           (41,840)    (303,521)
                                    ------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan            16,062,246       4,708,971     (71,444,702)      88,983,600        (18,947,426)  19,362,689
   benefits
Net assets available for plan
   benefits, beginning of year           9,286,796      25,976,844      71,444,702                -         18,947,605  125,655,947
                                    ------------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year               $25,349,042     $30,685,815   $           -      $88,983,600     $         179  $145,018,636
                                    ================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

                          Year ended December 31, 1996



                                                       T. ROWE PRICE
                                                         PERSONAL
                                       PREVIOUS          STRATEGY                                           AETNA VIP
                                         PAGE            BALANCED      INTEREST          MOBIL STOCK       CONTRACT
                                       SUBTOTAL            FUND       INCOME FUND            FUND             FUND        SUBTOTAL
                                    ------------------------------------------------------------------------------------------------
Contributions:
   Employees                        $    8,998,439    $    424,500    $  2,971,391       $          -    $   495,410     12,889,740
   Employer                              6,379,285               -               -                  -              -      6,379,285
Net investment income:
   Interest on guaranteed group
     annuity contracts                           -               -       1,811,113                  -        570,977      2,382,090
   Other investment income               5,355,730         526,767               -          3,258,268              -      9,140,765
                                    ------------------------------------------------------------------------------------------------
                                        20,733,454         951,267       4,782,504          3,258,268      1,066,387     30,791,880
Net realized and unrealized
   appreciation (depreciation) of
   investments                          28,079,914         125,174       1,218,140          8,344,447              -     37,767,675
Transfers by participants              (19,386,363)     21,620,255      (2,489,935)          (259,755)      (116,337)      (632,135)
Transfers to JS Common Stock Fund
   from JS Group Stock Fund                      -               -               -                  -              -              -
Forfeitures                                (98,312)              -               -                  -              -        (98,312)
Withdrawals by participants            (10,763,402)       (173,772)     (6,190,601)       (17,857,647)    (1,198,585)   (36,184,007)
Loan repayments by participants          1,100,919               -         855,145            434,133         69,281      2,459,478
Administrative expenses                   (303,521)        (13,627)        (61,885)           (83,152)        (8,773)      (470,958)
                                    ------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan            19,362,689      22,509,297      (1,886,632)        (6,163,706)      (188,027)    33,633,621
   benefits
Net assets available for plan
   benefits, beginning of year         125,655,947               -      53,640,674        100,394,693     10,012,509    289,703,823
                                    ------------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year              $145,018,636     $22,509,297     $51,754,042      $  94,230,987    $ 9,824,482   $323,337,444
                                    ================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

                          Year ended December 31, 1996



                                       PREVIOUS           ARCH        T. ROWE PRICE         ARCH         T. ROWE PRICE
                                         PAGE           EMERGING      NEW HORIZONS     INTERNATIONAL     INTERNATIONAL
                                       SUBTOTAL        GROWTH FUND         FUND             FUND           STOCK FUND    SUBTOTAL
                                    ------------------------------------------------------------------------------------------------
Contributions:
   Employees                          $  12,889,740  $   2,169,904    $    568,267     $    551,428      $   145,942   $ 16,325,281
   Employer                               6,379,285              -               -                -                -      6,379,285
Net investment income:
   Interest on guaranteed group           2,382,090               -
     annuity contracts                                                           -                -                -      2,382,090
   Other investment income                9,140,765         19,883       1,358,797            1,923           83,081     10,604,449
                                    ------------------------------------------------------------------------------------------------
                                         30,791,880      2,189,787       1,927,064          553,351          229,023     35,691,105
Net realized and unrealized
   appreciation (depreciation) of
   investments                           37,767,675      1,210,696      (1,328,735)         146,492           31,002     37,827,130
Transfers by participants                  (632,135)   (14,521,771)     14,516,097       (2,238,193)       2,876,002              -
Transfers to JS Common Stock Fund
   from JS Group Stock Fund                       -              -               -                -                -              -
Forfeitures                                 (98,312)             -               -                -                -        (98,312)
Withdrawals by participants             (36,184,007)      (652,256)       (147,925)         (82,967)         (11,033)   (37,078,188)
Loan repayments by participants           2,459,478         84,312               -            8,014                -      2,551,804
Administrative expenses                    (470,958)       (15,596)        (19,721)          (9,562)          (1,894)      (517,731)
                                    ------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan             33,633,621    (11,704,828)     14,946,780       (1,622,865)       3,123,100     38,375,808
   benefits
Net assets available for plan
   benefits, beginning of year          289,703,823     11,704,844               -        1,622,865                -    303,031,532
                                    ------------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year               $323,337,444  $          16     $14,946,780     $          -       $3,123,100   $341,407,340
                                    ================================================================================================

See accompanying notes.

                   Jefferson Smurfit Corporation Savings Plan

   Statements of Changes in Net Assets Available for Plan Benefits (continued)


                          Year ended December 31, 1996



                                                         PREVIOUS
                                                           PAGE            PARTICIPANT
                                                         SUBTOTAL             LOANS             TOTAL
                                                    --------------------------------------------------------
Contributions:
   Employees                                          $  16,325,281        $         -       $  16,325,281
   Employer                                               6,379,285                  -           6,379,285
Net investment income:
   Interest on guaranteed group
     annuity contracts                                    2,382,090                  -           2,382,090
   Other investment income                               10,604,449            432,911          11,037,360
                                                    --------------------------------------------------------
                                                         35,691,105            432,911          36,124,016
Net realized and unrealized
   appreciation (depreciation) of
   investments                                           37,827,130                  -          37,827,130
Transfers by participants                                         -                  -                   -
Transfers to JS Common Stock Fund
   from JS Group Stock Fund                                       -                  -                   -
Forfeitures                                                 (98,312)                 -             (98,312)
Withdrawals by participants                             (37,078,188)         2,333,541         (34,744,647)
Loan repayments by participants                           2,551,804         (2,551,804)                  -
Administrative expenses                                    (517,731)                 -            (517,731)
                                                    --------------------------------------------------------
Net increase (decrease) in net
   assets available for plan                             38,375,808            214,648          38,590,456
   benefits
Net assets available for plan
   benefits, beginning of year                          303,031,532          5,840,600         308,872,132
                                                    --------------------------------------------------------
Net assets available for plan
   benefits, end of year                               $341,407,340        $ 6,055,248        $347,462,588
                                                    ========================================================

See accompanying notes.

                          Jefferson Smurfit Corporation
                                  Savings Plan

                          Notes to Financial Statements

                                December 31, 1997



1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Jefferson Smurfit Corporation Savings Plan (the
Plan) are reported on the accrual basis. The current values of investments have been determined by T. Rowe Price as trustee for 1997 and by Mercantile Bank of St. Louis, N.A. (Mercantile) as trustee for 1996 and have been based on closing prices if traded on national stock exchanges or bid prices for bonds. The immediate participation contracts and participant loans are valued at cost which approximates market. The differences between the current value and the cost of investments are reflected in the statements of changes in net assets available for plan benefits as part of net realized and unrealized appreciation (depreciation) of investments. The cost of securities sold is based on the weighted average method.

As of January 1, 1997, the Plan changed the plan trustee from Mercantile to T. Rowe Price. As of October 1, 1996, funds were transferred into an omnibus account, and investment options were changed from the various Arch funds to T. Rowe Price funds.

Administrative expenses are paid by the Plan. In 1997, the Plan changed its allocation of administrative expenses to participant accounts from a prorated method to allocating expenses to a participant's most stable fund.

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 presentation.

2. DESCRIPTION OF THE PLAN

The Plan is a contributory employee benefit plan of Jefferson Smurfit Corporation (Company) and adopting subsidiaries and affiliates. The Plan is composed of three components: (i) a cash or deferred compensation plan (401(k) component); (ii) an after-tax voluntary contribution plan (ATC component); and
(iii) employer matching contributions.

                          Jefferson Smurfit Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan is administered by an Administrative Committee (Committee) of the Company consisting of officers or other employees of the Company or its adopting subsidiaries and affiliates. The Committee prescribes forms for use by participants and may make administrative and procedural recommendations.

Employees eligible to participate in the Plan generally consist of all employees of the Company and adopting subsidiaries and affiliates, except for (1) those employees covered by a collective bargaining agreement which provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees.

Under the 401(k) provisions, employees may elect to have a portion of their salary deferred and contributed to the Plan to be invested in 1 or more of 15 investment options available under the Plan. The participants' ATC contributions are invested in 1 or more of 15 investment options available under the Plan. Contributions are made semimonthly.

Under the employer contribution provisions, each employer contributes, for each of its employees who are participants, an amount equal to 65 percent and 60 percent of the 401(k) contributions authorized by such employee for 1997 and 1996, respectively, to a maximum of $4,750 in one calendar year, to the extent the rate of such contributions, in effect from time to time, does not exceed 3.9 percent and 3.6 percent of the participant's compensation (matching contributions) in 1997 and 1996, respectively. 401(k) contributions authorized by a participant in excess of 6 percent of participant compensation for any pay period are disregarded for purposes of matching contributions.

Participant contributions to the 401(k) plan which are made via payroll withholdings are limited to the lesser of $9,500 or 15 percent of participant compensation for calendar years 1997 and 1996. Participant contributions to the ATC are limited to 15 percent of participant compensation, not to exceed 20 percent of participant compensation in total when combined with 401(k) contributions. Total contributions credited to a participant's account (combined 401(k), ATC, and matching contributions components) are limited to the lesser of $30,000 or 25 percent of compensation. These limitations are determined on a calendar year basis.

Terminating participants of the Plan are paid the current value of their 401(k) account, ATC account, and the vested portion of their employer match account. Participants may elect a cash distribution or a stock distribution from the JS Common Stock Fund or the Mobil Stock Fund. All other distributions are in cash.

                          Jefferson Smurfit Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

Each participant has a fully vested and nonforfeitable interest in the value of his or her proportional share of the investment funds in which his or her 401(k) contributions and ATC contributions are invested. Employer contributions vest over a five-year period based on participant years of service. The nonvested portion of a terminating participant's account constitutes a forfeiture and is applied to reduce future employer contributions.

If a participant, who has forfeited all or a part of his or her account, is reemployed before 60 months have elapsed after his or her employment ended, any amount he or she forfeited will be restored to his or her account from amounts forfeited currently by other participants.

Upon enrollment in the Plan, contributions may be directed into the following funds by the participant or employer:

         JS Common Stock Fund - Effective August 1, 1994, all employer contributions are invested in shares of Jefferson Smurfit Corporation common stock. Employees may elect to invest in shares of Jefferson Smurfit Corporation common stock.

         JS Group Stock Fund - Employer contributions prior to August 1, 1994 were invested in Jefferson Smurfit Group plc common stock.

         Arch Growth and Income Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in common stocks of larger corporations.

         Arch Balanced Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in common stocks, bonds, and money market securities to obtain a stable long-term total return.

         Interest Income Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in insurance contracts which provide a specified rate of investment income for a specified period of time and under which the payment of principal is guaranteed.

         Aetna VIP Contract Fund - After-tax employee contributions prior to January 1, 1997 were invested in "Immediate Participation Contracts" issued by a legal reserve life insurance company selected by the Company.

                          Jefferson Smurfit Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

         Arch Emerging Growth Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in the common stock of emerging or established small to medium-sized companies with a primary objective of capital appreciation rather than current income.

         Arch International Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in a diversified portfolio of international stocks (non-U.S. companies) operating in a variety of industries.

         T. Rowe Price Equity Income Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks of established companies that have long-term capital appreciation and dividend income.

         T. Rowe Price Personal Strategy Balanced Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks, bonds, and money market securities to provide return over time consistent with an emphasis on both capital appreciation and income.

         T. Rowe Price New Horizons Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks of small growth companies in a broad range of industries.

         T. Rowe Price International Stock Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks of established non-U.S. companies.

         Fidelity Contra Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in common stocks that are considered undervalued with potential for capital growth.

         Fidelity Value Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in the stock of companies that possess valuable assets or are considered undervalued.

                          Jefferson Smurfit Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

         Putnam New Opportunities Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in stocks of emerging industries offering long-term growth.

         T. Rowe Price Blended Stable Value Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in high-quality insurance companies and banks seeking to maintain a stable $1 per share price.

         Equity Index Trust (S&P 500) - Effective January 1, 1997, employee contributions are invested in shares of the stocks that make up the Standard & Poor's 500 Index.

         T. Rowe Price Personal Strategy Income Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in bonds, common stocks, and money market securities to provide the highest total return over time consistent with a primary emphasis on income and a secondary emphasis on capital appreciation.

         T. Rowe Price Personal Strategy Growth Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in common stocks, bonds, and money market securities to provide the highest total return over time with an emphasis on capital appreciation.

         T. Rowe Price Summit Cash Reserves Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in high-quality money market securities seeking to maintain a stable $1 per share price.

         T. Rowe Price Spectrum Income Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in four domestic bond funds, an international bond fund, an income-oriented bond fund, and a money market fund to provide a high level of current income.

                          Jefferson Smurfit Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

         T. Rowe Price Blue Chip Growth Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in common stocks of large, well-known companies in growing markets.

In addition to the above, former employees of Container Corporation of America may have a portion of their plan investment held in shares of Mobil Corporation common stock. Contributions are no longer permitted into this fund.

3. INVESTMENTS

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:


                                                                               DECEMBER 31
                                                                       1997                  1996
---------------------------------------------------------------------------------------------------------
   Jefferson Smurfit Corporation common stock
     (1,954,915 and 1,538,654 shares)                              $  27,613,176            $24,715,398

   JS Group shares
     (9,568,834 and 10,161,940 shares)                                26,666,426             30,638,249

   Mobil Corporation common stock shares
     (1,445,115 and 763,767 shares)                                  104,319,212             93,370,515

   T. Rowe Price Equity Income Fund
     (4,134,352 and 3,787,329 shares)                                107,782,570             85,366,398

   T. Rowe Price Personal Strategy Balanced Fund
     (1,683,977 and 1,646,148 shares)                                 24,956,545             21,877,304

   T. Rowe Price Blended Stable Value Fund
     (57,834,386 shares)                                              57,834,386                      -


                          Jefferson Smurfit Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)


4. PLAN TAX STATUS

The Internal Revenue Service ruled on May 30, 1996 that the Plan continues to qualify under Section 401(a) and meets the requirements under Section 401(k) of the Internal Revenue Code (IRC), and therefore, the related trust is not subject to tax under present income tax law. The Administrative Committee is not aware of any course of action or series of events that has occurred that might adversely affect the Plan's qualified status.

Participants are not subject to federal income tax on amounts contributed to their 401(k) or employer matching contribution accounts under the Plan or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by them.

5. YEAR 2000 (UNAUDITED)

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Beginning in the year 2000, this could result in a system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions or engage in normal business activities.

The Plan is completing testing for its internal systems that impact the processing of employee benefits. The only major system related to the Plan that is noncompliant is the payroll system, which is currently in the process of being updated to a new year 2000-compliant system. The payroll system and all other systems are expected to be year 2000-complaint by the end of 1998.

The Plan has initiated formal communications with its service providers to determine the extent to which the Plan's interface systems are vulnerable to those third parties' failure to resolve their own year 2000 issues. This process is expected to be completed near the end of 1998.

The entire cost of the year 2000 inquiries and the systems updates are being paid by the Company with no effect on plan assets. The Plan believes the necessary modifications and replacement of computer systems will be completed in a timely manner, and as a result, the year 2000 issue is not expected to pose significant operational or financial problems for the Plan.

                             SUPPLEMENTAL SCHEDULES

                   Jefferson Smurfit Corporation Savings Plan

                      Line 27a - Assets Held for Investment

                                December 31, 1997


                                                        SHARES/          CURRENT
                    DESCRIPTION                          UNITS            VALUE                COST
--------------------------------------------------------------------------------------------------------
Jefferson Smurfit Corporation Common Stock*            1,954,915       $  27,613,176       $  28,236,583
JS Group Stock Fund*                                   9,568,834          26,666,426          23,115,007
Mobil Stock Fund                                       1,445,115         104,319,212          33,493,240
T. Rowe Price Equity Income Fund                       4,134,352         107,782,570          95,257,910
T. Rowe Price Personal Strategy Balanced Fund          1,683,977          24,956,545          22,697,717
T. Rowe Price New Horizons Fund                          703,389          16,388,957          15,362,951
T. Rowe Price International Stock Fund                   356,464           4,783,744           5,000,733
Fidelity Contra Fund                                      28,337           1,321,344           1,321,774
Fidelity Value Fund                                       17,906             967,629           1,049,995
Putnam New Opportunities Fund                             64,810           3,153,006           2,851,659
T. Rowe Price Blended Stable Value Fund               57,834,386          57,834,386          57,834,386
Equity Index Trust (S&P 500)                             151,787           3,761,275           3,320,368
T. Rowe Price Personal Strategy Income Fund               89,798           1,117,981           1,097,082
T. Rowe Price Personal Strategy Growth Fund               78,871           1,302,955           1,224,823
T. Rowe Price Summit Cash Reserves Fund                1,007,171           1,007,171           1,007,171
T. Rowe Price Spectrum Income Fund                       134,380           1,566,866           1,542,000
T. Rowe Price Blue Chip Growth Fund                      264,115           6,383,661           5,588,381
Participant Loans*                                             -           6,015,381                   -
                                                                    --------------------------------------
                                                                        $396,942,285        $300,001,780
                                                                    ======================================

* Parties in interest. The interest rate on participant loans issued during the year ended December 31, 1997 ranged from 8.0 percent to 10.3 percent.

                   Jefferson Smurfit Corporation Savings Plan

    Line 27d - Transactions or Series of Transactions in Excess of
                     5% of the Current Value of Plan Assets

                          Year ended December 31, 1997

                                                                                                       CURRENT VALUE
                                                                                                        OF ASSET ON
                                    DESCRIPTION OF      PURCHASE         SELLING          COST         TRANSACTION       NET GAIN
     IDENTITY OF PARTY INVOLVED        ASSETS            PRICE            PRICE         OF ASSET          DATE            (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of the current value of plan assets
-------------------------------------------------------------------------------------------

Jefferson Smurfit Common Stock    Company stock     $  30,914,456   $           -   $   30,914,456   $  30,914,456     $         -
                                  Company stock        (2,837,403)     (3,296,282)      (2,837,403)     (3,296,282)        458,879

Jefferson Smurfit Group Stock     Company stock        24,581,900               -       24,581,900       24,581,900              -
                                  Company stock        (1,469,996)     (1,751,802)      (1,469,996)      1,751,802         281,806

Mobil Stock                       Company stock        33,459,377               -       33,459,377      33,459,377               -
                                  Company stock        (2,957,246)     (9,610,904)      (2,957,246)     (9,610,904)      6,653,658

Putnam New Opportunities Fund     Mutual fund           3,240,514               -        3,240,514       3,240,514               -
                                  Mutual fund            (407,332)       (439,725)        (407,332)       (439,725)         32,393

T. Rowe Price Blended Stable      GIC                  69,526,439               -       69,526,439      69,526,439               -
   Value Fund                     GIC                  (1,690,614)     (1,690,614)      (1,690,614)     (1,690,614)              -

T. Rowe Price Personal Strategy   Mutual fund          26,367,816               -       26,367,816      26,367,816               -
   Balanced Fund                  Mutual fund          (3,731,910)     (3,929,997)      (3,731,910)     (3,929,997)        198,087

T. Rowe Price New Horizons Fund   Mutual fund          19,150,355               -       19,150,355      19,150,355               -
                                  Mutual fund          (3,777,676)     (3,751,267)      (3,777,676)     (3,751,267)         26,409

T. Rowe Price Equity Income Fund  Mutual fund         105,894,489               -      105,894,489     105,894,489               -
                                  Mutual fund         (11,089,976)    (12,111,723)     (11,089,976)    (12,111,723)      1,021,747


Categories (i), (ii), and (iv) were not applicable.

                                                Financial Statements
                                            and Supplemental Schedules

                                            Jefferson Smurfit Corporation
                                                 Hourly Savings Plan

                                        Years ended December 31, 1997 and 1996
                                          with Report of Independent Auditors

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors............................................   38

Financial Statements

Statements of Net Assets Available for Plan Benefits......................   39
Statements of Changes in Net Assets Available for Plan Benefits...........   46
Notes to Financial Statements.............................................   54


Supplemental Schedules

Line 27a - Assets Held for Investment.....................................   62
Line 27d - Transactions or Series of Transactions in Excess of
   5% of the Current Value of Plan Assets.................................   63

                         Report of Independent Auditors

Administrative Committee
Jefferson Smurfit Corporation
   Retirement Plans

We have audited the accompanying statements of net assets available for plan benefits of Jefferson Smurfit Corporation Hourly Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997 and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP
June 19, 1998

                Jefferson Smurfit Corporation Hourly Savings Plan

              Statements of Net Assets Available for Plan Benefits

                                December 31, 1997



                                                                  ARCH                         T. ROWE PRICE
                                    JS              JS           GROWTH       T. ROWE PRICE      PERSONAL
                                  COMMON          GROUP            AND            EQUITY         STRATEGY
                                   STOCK          STOCK          INCOME           INCOME         BALANCED
                                   FUND            FUND           FUND             FUND            FUND           SUBTOTAL
                              -------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value       $6,310,843      $1,398,913      $     -         $18,030,372     $6,581,829       $32,321,957
                              -------------------------------------------------------------------------------------------------
Net assets available for
   plan benefits                 $6,310,843      $1,398,913      $     -         $18,030,372     $6,581,829       $32,321,957
                              =================================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                                December 31, 1997



                                                              T. ROWE PRICE   T. ROWE PRICE
                                 PREVIOUS        INTEREST          NEW        INTERNATIONAL
                                   PAGE           INCOME        HORIZONS          STOCK          FIDELITY
                                 SUBTOTAL          FUND           FUND             FUND        CONTRA FUND       SUBTOTAL
                              -------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value      $32,321,957      $      -       $7,457,600        $1,158,467       $223,177      $41,161,201
                              -------------------------------------------------------------------------------------------------
Net assets available for
   plan benefits                $32,321,957      $      -       $7,457,600        $1,158,467       $223,177      $41,161,201
                              =================================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                                December 31, 1997



                                 PREVIOUS                      PUTNAM NEW     T. ROWE PRICE       EQUITY
                                   PAGE          FIDELITY     OPPORTUNITIES   BLENDED STABLE   INDEX TRUST
                                 SUBTOTAL       VALUE FUND        FUND          VALUE FUND      (S&P 500)        SUBTOTAL
                              -------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value       $41,161,201       $57,612       $576,468         $7,895,802       $461,272      $50,152,355
                              -------------------------------------------------------------------------------------------------
Net assets available for
   plan benefits                 $41,161,201       $57,612       $576,468         $7,895,802       $461,272      $50,152,355
                              =================================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                                December 31, 1997



                                               T. ROWE PRICE  T. ROWE PRICE
                                 PREVIOUS        PERSONAL        PERSONAL      T. ROWE PRICE   T. ROWE PRICE
                                   PAGE          STRATEGY        STRATEGY       SUMMIT CASH       SPECTRUM
                                 SUBTOTAL       INCOME FUND    GROWTH FUND     RESERVES FUND    INCOME FUND       SUBTOTAL
                              -------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value       $50,152,355       $36,727        $150,697        $177,422          $108,157      $50,625,358
                              -------------------------------------------------------------------------------------------------
Net assets available for
   plan benefits                 $50,152,355       $36,727        $150,697        $177,422          $108,157      $50,625,358
                              =================================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                                December 31, 1997




                                                PREVIOUS       T. ROWE PRICE
                                                  PAGE       BLUE CHIP GROWTH
                                                SUBTOTAL           FUND             TOTAL
                                            ----------------------------------------------------
ASSETS
Investments, at fair value                       $50,625,358     $1,392,823        $52,018,181
                                            ----------------------------------------------------
Net assets available for
   plan benefits                                 $50,625,358     $1,392,823        $52,018,181
                                            ====================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                                December 31, 1996



                                                                  ARCH         T. ROWE PRICE
                                    JS              JS         GROWTH AND         EQUITY           ARCH
                                  COMMON          GROUP          INCOME           INCOME         BALANCED
                                STOCK FUND      STOCK FUND        FUND             FUND            FUND          SUBTOTAL
                              -------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value       $5,077,748      $1,560,985      $     -         $11,397,912        $    -      $18,036,645

Receivables:
   Accrued investment income
     receivable                          18             126          189             443,466            53          443,852
   Due from other funds                 422               -            -                   -             -              422
                               -----------------------------------------------------------------------------------------------
                                        440             126          189             443,466            53          444,274
Cash and cash equivalents            60,399          18,534        1,804             142,098         6,479          229,314
                               -----------------------------------------------------------------------------------------------
Total assets                      5,138,587       1,579,645        1,993          11,983,476         6,532       18,710,233

LIABILITIES
Accrued administrative fees           7,917               -            -              18,464            12           26,393
Due to other funds                        -             422            -                   -         6,520            6,942
                               -----------------------------------------------------------------------------------------------

Total liabilities                     7,917             422            -              18,464         6,532           33,335
                               -----------------------------------------------------------------------------------------------
Net assets available for
   plan benefits                 $5,130,670      $1,579,223       $1,993         $11,965,012        $    -      $18,676,898
                               ===============================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                                December 31, 1996




                                                T. ROWE PRICE                    T. ROWE PRICE   T. ROWE PRICE
                                  PREVIOUS        PERSONAL        INTEREST            NEW        INTERNATIONAL
                                    PAGE          STRATEGY         INCOME          HORIZONS          STOCK
                                  SUBTOTAL      BALANCED FUND       FUND             FUND            FUND            TOTAL
                                 ---------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value        $18,036,645     $4,759,499      $6,883,690      $4,903,802       $734,531       $35,318,167

Receivables:
   Accrued investment income
     receivable                       443,852        114,600           3,178         493,308         20,226         1,075,164
   Due from other funds                   422          6,520               -               -              -             6,942
                                 ---------------------------------------------------------------------------------------------
                                      444,274        121,120           3,178         493,308         20,226         1,082,106
Cash and cash equivalents             229,314         53,795          76,286          87,974         16,238           463,607
                                 ---------------------------------------------------------------------------------------------
Total assets                       18,710,233      4,934,414       6,963,154       5,485,084        770,995        36,863,880

LIABILITIES
Accrued administrative fees            26,393          7,593          16,834           8,450          1,188            60,458
Due to other funds                      6,942              -               -               -              -             6,942
                                 ---------------------------------------------------------------------------------------------

Total liabilities                      33,335          7,593          16,834           8,450          1,188            67,400
                                 ---------------------------------------------------------------------------------------------
Net assets available for plan
   benefits                       $18,676,898     $4,926,821      $6,946,320      $5,476,634       $769,807       $36,796,480
                                 =============================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1997



                                                                                                    T. ROWE PRICE
                                      JS               JS               ARCH        T. ROWE PRICE      PERSONAL
                                    COMMON            GROUP          GROWTH AND         EQUITY         STRATEGY
                                    STOCK             STOCK            INCOME           INCOME         BALANCED
                                     FUND             FUND              FUND             FUND            FUND          SUBTOTAL
                                 -------------------------------------------------------------------------------------------------
Contributions:
   Employees                      $   348,322      $         -        $      -       $  3,334,620       $1,222,108    $  4,905,050
   Employer                         1,910,160                -               -                  -                -       1,910,160
Net investment income:
   Interest on guaranteed group
     annuity contracts                      -                -               -                  -                -               -
   Other investment income                  -           22,928               -          1,721,965          321,710       2,066,603
                                 -------------------------------------------------------------------------------------------------
                                    2,258,482           22,928               -          5,056,585        1,543,818       8,881,813
Net realized and unrealized
   appreciation
   (depreciation) of
   investments                       (809,405)        (116,714)              -          1,998,643          603,828       1,676,352
Transfers by participants             (47,416)          (4,370)         (1,993)          (395,669)        (241,953)       (691,401)
Transfers to JS Common Stock
   Fund from JS Group Stock Fund       22,928          (22,928)              -                  -                -               -
Transfers of participant
   accounts (to)/from Jefferson
   Smurfit Savings Plan and
   other plans                        (29,148)          (8,063)              -            (39,323)          (9,867)        (86,401)
Forfeitures                            (4,656)          (1,186)              -                  -                -          (5,842)
Withdrawals by participants          (210,132)         (49,977)              -           (535,777)        (227,888)     (1,023,774)
Administrative expenses                  (480)               -               -            (19,099)         (12,930)        (32,509)
                                 -------------------------------------------------------------------------------------------------
Net increase (decrease) in
   net assets available for
   plan benefits                    1,180,173         (180,310)         (1,993)         6,065,360        1,655,008       8,718,238
Net assets available for plan
   benefits, beginning of year      5,130,670        1,579,223           1,993         11,965,012        4,926,821      23,603,719
                                 -------------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year           $6,310,843       $1,398,913        $      -        $18,030,372       $6,581,829     $32,321,957
                                 =================================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                          Year ended December 31, 1997


                                  PREVIOUS        INTEREST      T. ROWE PRICE   T. ROWE PRICE
                                    PAGE           INCOME       NEW HORIZONS    INTERNATIONAL      FIDELITY
                                  SUBTOTAL          FUND            FUND          STOCK FUND      CONTRA FUND       SUBTOTAL
                               --------------------------------------------------------------------------------------------------
Contributions:
   Employees                     $  4,905,050  $           -       $2,169,060     $   475,652      $  90,640      $  7,640,402
   Employer                         1,910,160              -                -               -              -         1,910,160
Net investment income:
   Interest on guaranteed
    group annuity contracts                 -              -               -               -               -                 -
   Other investment income          2,066,603              -          178,918          60,415         18,157         2,324,093
                               --------------------------------------------------------------------------------------------------
                                    8,881,813              -        2,347,978         536,067        108,797        11,874,655
Net realized and unrealized
   appreciation
   (depreciation) of
   investments                      1,676,352              -          418,049         (48,212)         5,142         2,051,331
Transfers by participants            (691,401)    (6,946,320)        (487,491)        (51,166)       111,762        (8,064,616)
Transfers to JS Common Stock
   Fund from JS Group Stock
   Fund                                     -              -                -               -              -                 -
Transfers of participant
   accounts (to)/from
   Jefferson Smurfit Savings
   Plan and other plans               (86,401)             -          (15,895)         (1,245)             -          (103,541)
Forfeitures                            (5,842)             -                -               -              -            (5,842)
Withdrawals by participants        (1,023,774)             -         (279,217)        (45,748)        (2,253)       (1,350,992)
Administrative expenses               (32,509)             -           (2,458)         (1,036)          (271)          (36,274)
                               --------------------------------------------------------------------------------------------------
Net increase (decrease) in
   net assets available for
   plan benefits                    8,718,238     (6,946,320)       1,980,966         388,660        223,177         4,364,721
Net assets available for plan
   benefits, beginning of year     23,603,719      6,946,320        5,476,634         769,807              -        36,796,480
                               --------------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year          $32,321,957  $           -       $7,457,600      $1,158,467       $223,177       $41,161,201
                               ==================================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                          Year ended December 31, 1997



                                                                                     T. ROWE PRICE
                                       PREVIOUS                        PUTNAM NEW       BLENDED         EQUITY
                                         PAGE       FIDELITY VALUE   OPPORTUNITIES    STABLE VALUE    INDEX TRUST
                                       SUBTOTAL          FUND             FUND            FUND         (S&P 500)       SUBTOTAL
                                    -----------------------------------------------------------------------------------------------
Contributions:
   Employees                          $  7,640,402       $25,893         $231,432       $1,435,503      $123,067     $  9,456,297
   Employer                              1,910,160             -                -                -             -        1,910,160
Net investment income:
   Interest on guaranteed
    group annuity contracts                      -             -               -           442,259             -          442,259
   Other investment income               2,324,093         7,246           12,121                -             -        2,343,460
                                    -----------------------------------------------------------------------------------------------
                                        11,874,655        33,139          243,553        1,877,762       123,067       14,152,176
Net realized and unrealized
   appreciation
   (depreciation) of
   investments                           2,051,331        (3,261)          57,828                -        45,411        2,151,309
Transfers by participants               (8,064,616)       28,605          293,906        6,508,158       297,890         (936,057)
Transfers to JS Common Stock
   Fund from JS Group Stock
   Fund                                          -             -                -                -             -                -
Transfers of participant
   accounts (to)/from
   Jefferson Smurfit Savings
   Plan and other plans                   (103,541)            -          (16,374)         (58,163)            -         (178,078)
Forfeitures                                 (5,842)            -                -                -             -           (5,842)
Withdrawals by participants             (1,350,992)         (795)          (2,260)        (418,549)       (4,537)      (1,777,133)
Administrative expenses                    (36,274)          (76)            (185)         (13,406)         (559)         (50,500)
                                    -----------------------------------------------------------------------------------------------
Net increase (decrease) in
   net assets available for
   plan benefits                         4,364,721        57,612          576,468        7,895,802       461,272       13,355,875
Net assets available for plan
   benefits, beginning of year          36,796,480             -                -                -             -       36,796,480
                                    -----------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year               $41,161,201       $57,612         $576,468       $7,895,802      $461,272      $50,152,355
                                    ===============================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                          Year ended December 31, 1997




                                                    T. ROWE PRICE  T. ROWE PRICE
                                       PREVIOUS        PERSONAL       PERSONAL     T. ROWE PRICE  T. ROWE PRICE
                                         PAGE          STRATEGY       STRATEGY      SUMMIT CASH      SPECTRUM
                                       SUBTOTAL      INCOME FUND    GROWTH FUND    RESERVES FUND   INCOME FUND      SUBTOTAL
                                    --------------------------------------------------------------------------------------------
Contributions:
   Employees                          $  9,456,297       $25,484      $  70,631      $  51,928        $  55,383    $  9,659,723
   Employer                              1,910,160             -              -              -                -       1,910,160
Net investment income:
   Interest on guaranteed
    group annuity contracts                442,259             -              -              -                -         442,259
   Other investment income               2,343,460         1,557          3,888         16,259            4,297       2,369,461
                                    --------------------------------------------------------------------------------------------
                                        14,152,176        27,041         74,519         68,187           59,680      14,381,603
Net realized and unrealized
   appreciation
   (depreciation) of
   investments                           2,151,309         1,133          6,035              -            1,927       2,160,404
Transfers by participants                 (936,057)        8,863         70,853         59,588           47,868        (748,885)
Transfers to JS Common Stock
   Fund from JS Group Stock
   Fund                                          -             -              -              -                -               -
Transfers of participant
   accounts (to)/from
   Jefferson Smurfit Savings
   Plan and other plans                   (178,078)            -              -         51,021                -        (127,057)
Forfeitures                                 (5,842)            -              -              -                -          (5,842)
Withdrawals by participants             (1,777,133)            -           (187)          (200)            (626)     (1,778,146)
Administrative expenses                    (50,500)         (310)          (523)        (1,174)            (692)        (53,199)
                                    --------------------------------------------------------------------------------------------
Net increase (decrease) in
   net assets available for
   plan benefits                        13,355,875        36,727        150,697        177,422          108,157      13,828,878
Net assets available for plan
   benefits, beginning of year          36,796,480             -              -              -                -      36,796,480
                                    --------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year               $50,152,355       $36,727       $150,697       $177,422         $108,157     $50,625,358
                                    ============================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                          Year ended December 31, 1997




                                                    PREVIOUS        T. ROWE PRICE
                                                      PAGE         BLUE CHIP GROWTH
                                                    SUBTOTAL             FUND               TOTAL
                                               ----------------------------------------------------------
Contributions:
   Employees                                      $  9,659,723        $   526,805        $10,186,528
   Employer                                          1,910,160                  -          1,910,160
Net investment income:
   Interest on guaranteed group
    annuity contracts                                  442,259                  -            442,259
   Other investment income                           2,369,461              7,900          2,377,361
                                               ----------------------------------------------------------
                                                    14,381,603            534,705         14,916,308
Net realized and unrealized
   appreciation
   (depreciation) of
   investments                                       2,160,404            148,815          2,309,219
Transfers by participants                             (748,885)           748,885                  -
Transfers to JS Common Stock
   Fund from JS Group Stock Fund                             -                  -                  -
Transfers of participant
   accounts (to)/from Jefferson
   Smurfit Savings Plan and
   other plans                                        (127,057)           (26,448)          (153,505)
Forfeitures                                             (5,842)                 -             (5,842)
Withdrawals by participants                         (1,778,146)           (11,370)        (1,789,516)
Administrative expenses                                (53,199)            (1,764)           (54,963)
                                               ----------------------------------------------------------
Net increase (decrease) in
   net assets available for
   plan benefits                                    13,828,878          1,392,823         15,221,701
Net assets available for plan
   benefits, beginning of year                      36,796,480                  -         36,796,480
                                               ----------------------------------------------------------
Net assets available for plan
   benefits, end of year                           $50,625,358         $1,392,823        $52,018,181
                                               ==========================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                          Year ended December 31, 1996


                                          JS
                                        COMMON                      ARCH GROWTH   T. ROWE PRICE       ARCH
                                         STOCK         JS GROUP      AND INCOME   EQUITY INCOME     BALANCED
                                         FUND         STOCK FUND        FUND           FUND           FUND          SUBTOTAL
                                    --------------------------------------------------------------------------------------------
Contributions:
   Employees                           $   406,291    $         -   $   2,442,817   $    825,545   $    984,258    $  4,658,911
   Employer                              1,771,590              -               -              -              -       1,771,590
Net investment income                        2,566         35,396         101,318        443,466         84,907         667,653
                                    --------------------------------------------------------------------------------------------
                                         2,180,447         35,396       2,544,135      1,269,011      1,069,165       7,098,154

Net realized and unrealized
   appreciation
   (depreciation) of
   investments                           1,636,606        338,838       1,447,524        (61,976)       330,207       3,691,199
Transfers by participants                    6,917           (886)    (10,348,449)    10,784,880     (4,524,852)     (4,082,390)
Transfers to JS Common Stock
   Fund from JS Group Stock
   Fund                                     35,902        (35,902)              -              -              -               -
Forfeitures                                 (2,322)          (422)              -              -              -          (2,744)
Withdrawals by participants                (71,720)       (53,429)       (598,820)        (8,439)      (242,673)       (975,081)
Administrative expenses                    (32,206)             -         (21,740)       (18,464)       (10,168)        (82,578)
                                    --------------------------------------------------------------------------------------------
Net increase (decrease) in
   net assets available for
   plan benefits                         3,753,624        283,595      (6,977,350)    11,965,012     (3,378,321)      5,646,560
Net assets available for plan
   benefits, beginning of year           1,377,046      1,295,628       6,979,343              -      3,378,321      13,030,338
                                    --------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year                $5,130,670     $1,579,223   $       1,993    $11,965,012   $          -     $18,676,898
                                    ============================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                          Year ended December 31, 1996



                                                     T. ROWE PRICE                      ARCH       T. ROWE PRICE
                                       PREVIOUS        PERSONAL        INTEREST       EMERGING          NEW
                                         PAGE          STRATEGY         INCOME         GROWTH        HORIZONS
                                       SUBTOTAL      BALANCED FUND       FUND           FUND           FUND          SUBTOTAL
                                    ----------------------------------------------------------------------------------------------
Contributions:
   Employees                         $   4,658,911    $   303,365     $1,606,457    $  1,697,846     $   536,214    $  8,802,793
   Employer                              1,771,590              -              -               -               -       1,771,590
Net investment income                      667,653        114,600          5,386           7,585         493,309       1,288,533
                                    ----------------------------------------------------------------------------------------------
                                         7,098,154        417,965      1,611,843       1,705,431       1,029,523      11,862,916

Net realized and unrealized
   appreciation
   (depreciation) of
   investments                           3,691,199         28,684        380,923         370,911        (482,503)      3,989,214
Transfers by participants               (4,082,390)     4,515,609       (175,641)     (5,226,210)      4,964,018          (4,614)
Transfers to JS Common Stock
   Fund from JS Group Stock
   Fund                                          -              -              -               -               -               -
Forfeitures                                 (2,744)             -              -               -               -          (2,744)
Withdrawals by participants               (975,081)       (27,844)      (530,725)       (200,529)        (21,640)     (1,755,819)
Administrative expenses                    (82,578)        (7,593)       (19,745)         (8,367)        (12,764)       (131,047)
                                    ----------------------------------------------------------------------------------------------
Net increase (decrease) in
   net assets available for
   plan benefits                         5,646,560      4,926,821      1,266,655      (3,358,764)      5,476,634      13,957,906
Net assets available for plan
   benefits, beginning of year          13,030,338              -      5,679,665       3,358,764               -      22,068,767
                                    ----------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year               $18,676,898     $4,926,821     $6,946,320     $         -      $5,476,634     $36,026,673
                                    ==============================================================================================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

                          Year ended December 31, 1996


                                               PREVIOUS            ARCH         T. ROWE PRICE
                                                 PAGE         INTERNATIONAL     INTERNATIONAL
                                               SUBTOTAL            FUND          STOCK FUND           TOTAL
                                           -----------------------------------------------------------------------
Contributions:
   Employees                                 $  8,802,793       $   299,733        $107,340       $  9,209,866
   Employer                                     1,771,590                 -               -          1,771,590
Net investment income                           1,288,533               376          20,226          1,309,135
                                           -----------------------------------------------------------------------
                                               11,862,916           300,109         127,566         12,290,591

Net realized and unrealized
   appreciation (depreciation)
   of investments                               3,989,214            32,320           7,755          4,029,289
Transfers by participants                          (4,614)         (636,772)        641,386                  -
Transfers to JS Common
   Stock Fund from JS Group
   Stock Fund                                           -                 -               -                  -
Forfeitures                                        (2,744)                -               -             (2,744)
Withdrawals by participants                    (1,755,819)          (21,572)         (4,212)        (1,781,603)
Administrative expenses                          (131,047)           (2,446)         (2,688)          (136,181)
                                           -----------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan
   benefits                                    13,957,906          (328,361)        769,807         14,399,352
Net assets available for plan
   benefits, beginning of year                 22,068,767           328,361               -         22,397,128
                                           -----------------------------------------------------------------------
Net assets available for plan
   benefits, end of year                      $36,026,673       $         -        $769,807        $36,796,480
                                           =======================================================================

See accompanying notes.

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                          Notes to Financial Statements

                                December 31, 1997



1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) are reported on the accrual basis. The current values of investments have been determined by T. Rowe Price as trustee for 1997 and by Mercantile Bank of St. Louis, N.A., (Mercantile) for 1996 as trustee and have been based on closing prices if traded on national stock exchanges or bid prices for bonds. The differences between the current value and the cost of investments are reflected in the statements of changes in net assets available for plan benefits as part of net realized and unrealized appreciation (depreciation) of investments. The cost of securities sold is based on the weighted average method.

As of January 1, 1997, the Plan changed the plan trustee from Mercantile to T. Rowe Price. As of October 1, 1996, funds were transferred into an omnibus account, and investment options were changed from the various Arch funds to T. Rowe Price funds.

Administrative expenses are paid by the Plan. In 1997, the Plan changed the allocation of administrative expenses to participant accounts from a prorated method to allocating expenses to a participant's most stable fund.

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 presentation.

2. DESCRIPTION OF THE PLAN

The Plan was established January 1, 1992 and is a contributory employee benefit plan of Jefferson Smurfit Corporation (Company) and adopting subsidiaries and affiliates. The Plan is composed of two components: (i) a cash or deferred compensation plan (401(k) component) and (ii) employer matching contributions.

The Plan is administered by an Administrative Committee (Committee) of the Company consisting of officers or other employees of the Company or its adopting subsidiaries and affiliates. The Committee prescribes forms for use by participants and may make administrative and procedural recommendations.

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

Employees eligible to participate in the Plan consist of those hourly employees of the Company and adopting subsidiaries and affiliates to whom the terms of the Plan have been extended including those covered by a collective bargaining agreement which provides for participation in the Plan.

Under the 401(k) provisions, employees may elect to have a portion of their wages deferred and contributed to the Plan to be invested in one or more of 15 investment options available under the Plan. Contributions are made every two weeks or weekly depending upon the plant location.

For those employee groups covered by a collective bargaining agreement providing for employer contributions, each employer contributes, for each of its employees who are participants, an amount equal to 50 percent of the 401(k) contributions authorized by such employee to a maximum dollar amount during one calendar year, as provided in the collective bargaining agreement.

Participant contributions to the 401(k) which are made via payroll withholdings are limited to the lesser of $9,500 or 15 percent of participant compensation for 1997 and 1996. Total contributions credited to a participant's account (combined 401(k) and matching contributions components) are limited to the lesser of $30,000 or 25 percent of compensation. These limitations are determined on a calendar year basis.

Terminated participants of the Plan are paid the current value of their 401(k) account and the vested portion of their employer match account. Participants may elect a cash distribution or a stock distribution from the JS Common Stock Fund. All other distributions are in cash.

Each participant has a fully vested and nonforfeitable interest in the value of his or her proportional share of the investment funds in which his or her 401(k) contributions are invested. Employer contributions vest over a five-year period based on participant years of service. The nonvested portion of a terminating participant's account constitutes a forfeiture and is applied to reduce future employer contributions. If a participant, who has forfeited all or a part of his or her account, is reemployed before 60 months have elapsed after his or her employment ended, any amount he or she forfeited will be restored to his or her account from amounts forfeited currently by other participants.

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

Upon enrollment in the Plan, contributions may be directed into the following funds by the participant or employer:

     JS Common Stock Fund - Effective August 1, 1994, all employer contributions are invested in shares of Jefferson Smurfit Corporation common stock. Effective January 1, 1995, employees may elect to invest in shares of Jefferson Smurfit Corporation common stock.

     JS Group Stock Fund - Employer contributions prior to August 1, 1994 were invested in Jefferson Smurfit Group plc common stock.

     Arch Growth and Income Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in common stocks of larger corporations.

     Arch Balanced Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in common stocks, bonds, and money market securities to obtain a stable long-term total return.

     Interest Income Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in insurance contracts which provide a specified rate of investment income for a specified period of time and under which the payment of principal is guaranteed.

     Arch Emerging Growth Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in the common stock of emerging or established small to medium-sized companies with a primary objective of capital appreciation rather than current income.

     Arch International Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in a diversified portfolio of international stocks (non-U.S. companies) operating in a variety of industries.

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

     T. Rowe Price Personal Strategy Balanced Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks, bonds, and money market securities to provide total return over time consistent with an emphasis on both capital appreciation and income.

     T. Rowe Price Equity Income Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks of established companies that have long-term capital appreciation and dividend income.

     T. Rowe Price International Stock Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks of established non-U.S. companies.

     T. Rowe Price New Horizons Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks of small growth companies in a broad range of industries.

     Fidelity Contra Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in common stocks that are considered undervalued with potential for capital growth.

     Fidelity Value Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in the stock of companies that possess valuable assets or are considered undervalued.

     Putnam New Opportunities Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in stocks of emerging industries offering long-term growth.

     T. Rowe Price Blended Stable Value Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in high-quality insurance companies and banks seeking to maintain a stable $1 per share price.

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

     Equity Index Trust (S&P 500) - Effective January 1, 1997, employee contributions are invested in shares of the stocks that make up the Standard & Poor's 500 Index.

     T. Rowe Price Personal Strategy Income Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in bonds, common stocks, and money market securities to provide the highest total return over time consistent with a primary emphasis on income and a secondary emphasis on capital appreciation.

     T. Rowe Price Personal Strategy Growth Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in common stocks, bonds, and money market securities to provide the highest total return over time with an emphasis on capital appreciation.

     T. Rowe Price Summit Cash Reserves Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in high-quality money market securities seeking to maintain a stable $1 per share price.

     T. Rowe Price Spectrum Income Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in four domestic bond funds, an international bond fund, an income-oriented bond fund, and a money market fund to provide a high level of current income.

     T. Rowe Price Blue Chip Growth Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in common stocks of large, well-known companies in growing markets.

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                    Notes to Financial Statements (continued)



3. INVESTMENTS

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                           DECEMBER 31
                                                                     1997               1996
                                                              --------------------------------------
   Jefferson Smurfit Corporation
     common stock
     (446,785 and 316,115 shares)                               $    6,310,843      $    5,077,748

   American Express Trust Company Income
     Fund A (87,704 shares)                                                  -           3,724,338

   T. Rowe Price Blended Stable Value Fund
     (7,895,802 and 3,159,352 shares)                                7,895,802           3,159,352

   T. Rowe Price New Horizons Fund
     (320,069 and 225,255 shares)                                    7,457,600           4,903,802

   T. Rowe Price Personal Strategy Balanced Fund
     (444,118 and 358,126 shares)                                    6,581,829           4,759,499

   T. Rowe Price Equity Income Fund
     (691,614 and 505,675 shares)                                   18,030,272          11,397,912

4. PLAN TAX STATUS

The Internal Revenue Service ruled on June 17, 1996 that the Plan continues to qualify under Section 401(a) and meets the requirements under Section 401(k) of the Internal Revenue Code (IRC), and therefore, the related trust is not subject to tax under present income tax law. The Administrative Committee is not aware of any course of action or series of events that has occurred that might adversely affect the Plan's qualified status.

Participants are not subject to federal income tax on amounts contributed to their 401(k) or employer matching contribution amounts under the Plan or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by them.

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                    Notes to Financial Statements (continued)



5. YEAR 2000 (UNAUDITED)

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Beginning in the year 2000, this could result in a system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions or engage in normal business activities.

The Plan is completing testing for its internal systems that impact the processing of employee benefits. The only major system related to the Plan that is noncompliant is the payroll system, which is currently in the process of being updated to a new year 2000-compliant system. The payroll system and all other systems are expected to be year 2000-complaint by the end of 1998.

The Plan has initiated formal communications with its service providers to determine the extent to which the Plan's interface systems are vulnerable to those third parties' failure to resolve their own year 2000 issues. This process is expected to be completed near the end of 1998.

The entire cost of the year 2000 inquiries and the systems updates are being paid by the Company with no effect on plan assets. The Plan believes the necessary modifications and replacement of computer systems will be completed in a timely manner, and as a result, the year 2000 issue is not expected to pose significant operational or financial problems for the Plan.

                             SUPPLEMENTAL SCHEDULES

                Jefferson Smurfit Corporation Hourly Savings Plan

                      Line 27a - Assets Held for Investment

                                December 31, 1997



                                                                 SHARES/            CURRENT
                      DESCRIPTION                                 UNITS              VALUE               COST
-----------------------------------------------------------------------------------------------------------------
   JS Common Stock Fund*                                         446,785      $    6,310,843     $     6,181,718

   JS Group Stock Fund*                                          501,978           1,398,913           1,155,400

   T. Rowe Price Equity Income Fund                              691,614          18,030,372          16,162,502

   T. Rowe Price Personal Strategy Balanced Fund                 441,118           6,581,829           6,014,252

   T. Rowe Price New Horizons Fund                               320,069           7,457,600           7,029,420

   T. Rowe Price International Stock Fund                         86,324           1,158,467           1,215,002

   Fidelity Contra Fund                                            4,786             223,177             219,525

   Fidelity Value Fund                                             1,066              57,612              61,135

   Putnam New Opportunities Fund                                  11,849             576,468             521,705

   T. Rowe Price Blended Stable Value Fund                     7,895,802           7,895,802           7,895,802

   Equity Index Trust (S&P 500)                                   18,615             461,272             416,596

   T. Rowe Price Personal Strategy Income Fund                     2,950              36,727              36,351

   T. Rowe Price Personal Strategy Growth Fund                     9,122             150,697             144,751

   T. Rowe Price Summit Cash Reserves Fund                       177,422             177,422             177,422

   T. Rowe Price Spectrum Income Fund                              9,276             108,157             106,300

   T. Rowe Price Blue Chip Growth Fund                            57,626           1,392,823           1,256,285
                                                                            ------------------- -----------------
                                                                                 $52,018,181         $48,594,166
                                                                            =================== =================

*   Parties in interest.

                Jefferson Smurfit Corporation Hourly Savings Plan

         Line 27d - Transactions or Series of Transactions in Excess of
                     5% of the Current Value of Plan Assets

                          Year ended December 31, 1997


                                                                                                      CURRENT VALUE
                                         DESCRIPTION OF     PURCHASE       SELLING         COST        OF ASSET ON      NET GAIN
       IDENTITY OF PARTY INVOLVED            ASSETS          PRICE          PRICE        OF ASSET    TRANSACTION DATE    (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of the current value of plan assets
-------------------------------------------------------------------------------------------
JS Common Stock Fund                     Company stock   $  6,631,472     $        -  $  6,631,472     $  6,631,472      $      -
                                         Company stock       (328,222)      (392,598)     (328,222)        (392,598)       64,376

T. Rowe Price Blended Stable Value Fund  GIC                8,831,970              -     8,831,970        8,831,970             -
                                         GIC                 (936,169)      (936,169)     (936,169)        (936,169)            -

T. Rowe Price Personal Strategy
   Balanced Fund                         Mutual fund        6,572,906              -     6,572,906        6,572,906             -
                                         Mutual fund         (565,153)      (594,793)     (565,153)        (594,793)       29,640

T. Rowe Price New Horizons Fund          Mutual fund        7,998,095              -     7,998,095        7,998,095             -
                                         Mutual fund         (971,271)      (958,494)     (971,271)        (958,494)      (12,777)

T. Rowe Price Equity Income Fund         Mutual fund       17,250,242              -    17,250,242       17,250,242             -
                                         Mutual fund       (1,096,817)    (1,194,387)   (1,096,817)      (1,194,387)       97,570

Categories (i), (ii), and (iv) are not applicable

                                               Financial Statements
                                            and Supplemental Schedules

                                          Smurfit Packaging Corporation
                                                   Savings Plan

                                      Years ended December 31, 1997 and 1996
                                       with Report of Independent Auditors

                          Smurfit Packaging Corporation
                                  Savings Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors.........................................  66

Financial Statements

Statements of Net Assets Available for Plan Benefits...................  67
Statements of Changes in Net Assets Available for Plan Benefits........  77
Notes to Financial Statements..........................................  87


Supplemental Schedules

Line 27a - Assets Held for Investment..................................  95
Line 27d - Transactions or Series of Transactions in Excess of 5%
   of the Current Value of Plan Assets.................................  97

                         Report of Independent Auditors

Administrative Committee
Jefferson Smurfit Corporation Retirement Plans

We have audited the accompanying statements of net assets available for plan benefits of Smurfit Packaging Corporation Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997 and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to represent the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP
June 19, 1998

                   Smurfit Packaging Corporation Savings Plan

              Statements of Net Assets Available for Plan Benefits

                                December 31, 1997



                                                                 ARCH                         T. ROWE PRICE
                                                                GROWTH      T. ROWE PRICE       PERSONAL
                                                                  AND           EQUITY          STRATEGY
                                  JS COMMON       JS GROUP      INCOME          INCOME          BALANCED
                                  STOCK FUND     STOCK FUND      FUND            FUND             FUND          SUBTOTAL
                                -------------------------------------------------------------------------------------------
    ASSETS
    Investments, at fair value    $1,832,770      $1,138,843   $      -         $5,012,922       $1,031,873     $9,016,408
    Participant loans                      -               -          -                  -                -              -
                                -------------------------------------------------------------------------------------------
    Net assets available for
       plan benefits              $1,832,770      $1,138,843   $      -         $5,012,922       $1,031,873     $9,016,408
                                ===========================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                                December 31, 1997

                                                                                                     ARCH
                                   PREVIOUS       INTEREST        MOBIL         AETNA VIP          EMERGING
                                     PAGE          INCOME         STOCK          CONTRACT           GROWTH
                                   SUBTOTAL         FUND           FUND            FUND              FUND           SUBTOTAL
                                ------------------------------------------------------------------------------------------------
    ASSETS
    Investments, at fair value     $9,016,408      $      -     $5,156,589       $      -          $      -       $14,172,997
    Participant loans                       -             -              -              -                 -                 -
                                ------------------------------------------------------------------------------------------------
    Net assets available for
       plan benefits               $9,016,408      $      -     $5,156,589       $      -          $      -       $14,172,997
                                ================================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                                December 31, 1997


                                                   T. ROWE
                                                    PRICE             ARCH           T. ROWE
                                   PREVIOUS          NEW             INTER-           PRICE           FIDELITY
                                     PAGE          HORIZONS         NATIONAL      INTERNATIONAL        CONTRA
                                   SUBTOTAL          FUND             FUND         STOCK  FUND          FUND          SUBTOTAL
                                ------------------------------------------------------------------------------------------------
    ASSETS
    Investments, at fair value     $14,172,997     $808,989         $    -          $243,763          $86,580        $15,312,329
    Participant loans                        -            -              -                 -                -                  -
                                ------------------------------------------------------------------------------------------------
    Net assets available for
       plan benefits               $14,172,997     $808,989         $    -          $243,763          $86,580        $15,312,329
                                ================================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                                December 31, 1997


                                                                                 T. ROWE
                                                                   PUTNAM         PRICE
                                                                    NEW          BLENDED             EQUITY
                                   PREVIOUS       FIDELITY         OPPOR-         STABLE              INDEX
                                     PAGE           VALUE         TUNITIES        VALUE               TRUST
                                   SUBTOTAL         FUND            FUND           FUND             (S&P 500)       SUBTOTAL
                                ------------------------------------------------------------------------------------------------
    ASSETS
    Investments, at fair value     $15,312,329      $45,685       $155,784       $2,861,069          $259,790      $18,634,657
    Participant loans                        -            -              -                -                 -                -
                                ------------------------------------------------------------------------------------------------
    Net assets available for
       plan benefits               $15,312,329      $45,685       $155,784       $2,861,069          $259,790      $18,634,657
                                ================================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                                December 31, 1997



                                                   T. ROWE       T. ROWE
                                                    PRICE         PRICE
                                                  PERSONAL       PERSONAL        T. ROWE         T. ROWE PRICE
                                   PREVIOUS       STRATEGY       STRATEGY     PRICE SUMMIT          SPECTRUM
                                     PAGE          INCOME         GROWTH      CASH RESERVES          INCOME
                                   SUBTOTAL         FUND           FUND            FUND               FUND           SUBTOTAL
                                ------------------------------------------------------------------------------------------------
    ASSETS
    Investments, at fair value     $18,634,657      $19,013       $82,724         $51,523           $23,192        $18,811,109
    Participant loans                        -            -             -               -                 -                  -
                                ------------------------------------------------------------------------------------------------
    Net assets available for
       plan benefits               $18,634,657      $19,013       $82,724         $51,523           $23,192        $18,811,109
                                ================================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                                December 31, 1997




                                              PREVIOUS       T. ROWE PRICE
                                                PAGE        BLUE CHIP GROWTH    PARTICIPANT
                                              SUBTOTAL            FUND             LOANS            TOTAL
                                           ---------------------------------------------------------------------
    ASSETS
    Investments, at fair value                $18,811,109        $469,102     $           -       $19,280,211
    Participant loans                                   -               -           411,615           411,615
                                           ---------------------------------------------------------------------
    Net assets available for
       plan benefits                          $18,811,109        $469,102          $411,615       $19,691,826
                                           =====================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                                December 31, 1996



                                                                     ARCH        T. ROWE PRICE
                                                                    GROWTH          EQUITY            ARCH
                                    JS COMMON       JS GROUP      AND INCOME        INCOME          BALANCED
                                   STOCK FUND      STOCK FUND        FUND            FUND             FUND          SUBTOTAL
                                 -----------------------------------------------------------------------------------------------
    ASSETS
    Investments, at fair value     $1,678,977       $1,278,892      $     -       $3,619,033         $33,126        $6,610,028
    Participant loans                       -                -            -               -                -                 -
                                 -----------------------------------------------------------------------------------------------
                                    1,678,977        1,278,892            -        3,619,033          33,126         6,610,028
    Receivables:
       Accrued investment
         income receivable                 17              123           89          140,271              30           140,530
       Due from other funds             2,788                -            -                -               -             2,788
                                 -----------------------------------------------------------------------------------------------
                                        2,805              123           89          140,271              30           143,318
    Cash and cash equivalents          28,722           16,742       15,936           12,076          16,622            90,098
                                 -----------------------------------------------------------------------------------------------

    Total assets                    1,710,504        1,295,757       16,025        3,771,380          49,778         6,843,444

    LIABILITIES
    Accrued administrative
       fees                             1,649                -           15            3,642              48             5,354
    Due to other funds                      -            2,788            -                -          49,730            52,518
                                 -----------------------------------------------------------------------------------------------

    Total liabilities                   1,649            2,788           15            3,642          49,778            57,872
                                 -----------------------------------------------------------------------------------------------
    Net assets available for
       plan benefits               $1,708,855       $1,292,969      $16,010       $3,767,738         $     -        $6,785,572
                                 ===============================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                                December 31, 1996




                                                  T. ROWE PRICE
                                                    PERSONAL
                                    PREVIOUS        STRATEGY       INTEREST                        AETNA VIP
                                      PAGE          BALANCED        INCOME          MOBIL          CONTRACT
                                    SUBTOTAL          FUND           FUND         STOCK FUND         FUND          SUBTOTAL
                                 -----------------------------------------------------------------------------------------------
    ASSETS
    Investments, at fair value      $6,610,028       $792,071      $2,768,158      $4,199,165        $204,238      $14,573,660
    Participant loans                        -              -               -               -               -                -
                                 -----------------------------------------------------------------------------------------------
                                     6,610,028        792,071       2,768,158       4,199,165         204,238       14,573,660
    Receivables:
       Accrued investment
         income receivable             140,530         19,072           2,674             344           1,024          163,644
       Due from other funds              2,788         50,022               -               -               -           52,810
                                 -----------------------------------------------------------------------------------------------
                                       143,318         69,094           2,674             344           1,024          216,454
    Cash and cash equivalents           90,098          3,802          26,761          78,951             972          200,584
                                 -----------------------------------------------------------------------------------------------

    Total assets                     6,843,444        864,967       2,797,593       4,278,460         206,234       14,990,698

    LIABILITIES
    Accrued administrative
       fees                              5,354            787           2,702           4,133             699           13,675
    Due to other funds                  52,518            292               -               -               -           52,810
                                 -----------------------------------------------------------------------------------------------

    Total liabilities                   57,872          1,079           2,702           4,133             699           66,485
                                 -----------------------------------------------------------------------------------------------
    Net assets available for
       plan benefits                $6,785,572       $863,888      $2,794,891      $4,274,327        $205,535      $14,924,213
                                 ===============================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                                December 31, 1996


                                                                                                   T. ROWE
                                                                                                    PRICE
                                                      ARCH       T. ROWE PRICE                      INTER-
                                    PREVIOUS        EMERGING          NEW             ARCH         NATIONAL
                                      PAGE           GROWTH        HORIZONS      INTERNATIONAL      STOCK
                                    SUBTOTAL          FUND           FUND             FUND           FUND          SUBTOTAL
                                 -----------------------------------------------------------------------------------------------
    ASSETS
    Investments, at fair value      $14,573,660     $     -          $624,138        $     -        $115,664      $15,313,462
    Participant loans                         -           -                 -              -               -                -
                                 -----------------------------------------------------------------------------------------------
                                     14,573,660           -           624,138              -         115,664       15,313,462
    Receivables:
       Accrued investment
         income receivable              163,644           -            62,787              -           3,185          229,616
       Due from other funds              52,810           -                 -              -               -           52,810
                                 -----------------------------------------------------------------------------------------------
                                        216,454           -            62,787              -           3,185          282,426
    Cash and cash equivalents           200,584         403             5,024             52           1,304          207,367
                                 -----------------------------------------------------------------------------------------------

    Total assets                     14,990,698         403           691,949             52         120,153       15,803,255

    LIABILITIES
    Accrued administrative
       fees                              13,675           -               668              -             116           14,459
    Due to other funds                   52,810           -                 -              -               -           52,810
                                 -----------------------------------------------------------------------------------------------

    Total liabilities                    66,485           -               668              -             116           67,269
                                 -----------------------------------------------------------------------------------------------
    Net assets available for
       plan benefits                $14,924,213        $403          $691,281            $52        $120,037      $15,735,986
                                 ===============================================================================================

See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                                December 31, 1996


                                                  PREVIOUS
                                                    PAGE
                                                  SUBTOTAL       PARTICIPANT LOANS         TOTAL
                                              ---------------------------------------------------------
    ASSETS
    Investments, at fair value                   $15,313,462         $      -          $15,313,462
    Participant loans                                      -          307,835              307,835
                                              ---------------------------------------------------------
                                                  15,313,462          307,835           15,621,297
    Receivables:
       Accrued investment
         income receivable                           229,616                -              229,616
       Due from other funds                           52,810                -               52,810
                                              ---------------------------------------------------------
                                                     282,426                -              282,426
    Cash and cash equivalents                        207,367                -              207,367
                                              ---------------------------------------------------------

    Total assets                                  15,803,255          307,835           16,111,090

    LIABILITIES
    Accrued administrative
       fees                                           14,459                -               14,459
    Due to other funds                                52,810                -               52,810
                                              ---------------------------------------------------------

    Total liabilities                                 67,269                -               67,269
                                              ---------------------------------------------------------
    Net assets available for
       plan benefits                             $15,735,986         $307,835          $16,043,821
                                              =========================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1997

                                                                                                         T. ROWE
                                                                                          T. ROWE         PRICE
                                                                            ARCH           PRICE        PERSONAL
                                                                         GROWTH AND       EQUITY        STRATEGY
                                           JS COMMON       JS GROUP        INCOME         INCOME        BALANCED
                                          STOCK FUND      STOCK FUND        FUND           FUND           FUND          SUBTOTAL
                                         -------------------------------------------------------------------------------------------
    Contributions:
       Employees                          $    43,598     $        -       $       -      $ 369,143      $ 129,253     $   541,994
       Employer                               591,607              -               -              -             -          591,607
    Net investment income:
       Interest on guaranteed group
         annuity contracts                          -              -               -              -             -                -
       Other investment income                      -         18,956               -        491,975        52,232          563,163
                                         -------------------------------------------------------------------------------------------
                                              635,205         18,956               -        861,118       181,485        1,696,764
    Net realized and unrealized
       appreciation (depreciation) of
       investments                           (209,684)       (92,283)              -        606,726        98,961          403,720
    Transfers by participants                (260,356)        (8,584)        (16,010)       (22,371)      (42,012)        (349,333)
    Transfers to JS Common Stock Fund
       from JS Group Stock Fund                18,956        (18,956)              -              -             -                -
    Transfers of participant accounts
       from Jefferson Smurfit
       Corporation Savings Plan and
       Smurfit Packaging Corporation
       401(k) Savings Plan                     15,473              -               -          1,369           329           17,171
    Forfeitures                               (20,024)        (4,397)              -              -             -          (24,421)
    Withdrawals by participants               (55,694)       (48,862)              -       (286,155)      (77,756)        (468,467)
    Loan repayments by participants               122              -               -         85,835         8,652           94,609
    Administrative expenses                       (83)             -               -         (1,338)       (1,674)          (3,095)
                                         -------------------------------------------------------------------------------------------
    Net increase (decrease) in net
       assets available for plan
       benefits                               123,915       (154,126)        (16,010)     1,245,184       167,985        1,366,948
    Net assets available for plan
       benefits, beginning of year          1,708,855      1,292,969          16,010      3,767,738       863,888        7,649,460
                                         -------------------------------------------------------------------------------------------
    Net assets available for plan
       benefits, end of year               $1,832,770     $1,138,843       $       -     $5,012,922    $1,031,873       $9,016,408
                                         ===========================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                          Year ended December 31, 1997


                                                                                      AETNA          ARCH
                                       PREVIOUS       INTEREST         MOBIL           VIP         EMERGING
                                         PAGE          INCOME          STOCK        CONTRACT        GROWTH
                                       SUBTOTAL         FUND           FUND           FUND           FUND          SUBTOTAL
                                     ----------------------------------------------------------------------------------------
    Contributions:
       Employees                       $   541,994   $         -    $         -     $        -       $   -       $    541,994
       Employer                            591,607             -              -              -           -            591,607
    Net investment income:
       Interest on guaranteed
         group annuity contracts                 -             -              -              -           -                  -
       Other investment income             563,163             -        149,455              -           -            712,618
                                     ----------------------------------------------------------------------------------------
                                         1,696,764             -        149,455              -           -          1,846,219
    Net realized and unrealized
       appreciation (depreciation)
       of investments                      403,720             -        772,060              -           -          1,175,780
    Transfers by participants             (349,333)   (2,794,891)         3,082       (205,535)       (403)        (3,347,080)
    Transfers to JS Common Stock
       Fund from JS Group Stock
       Fund                                      -             -              -              -           -                  -
    Transfers of participant
       accounts from Jefferson
       Smurfit Corporation Savings
       Plan and Smurfit Packaging
       Corporation 401(k) Savings
       Plan                                 17,171             -              -              -           -             17,171
    Forfeitures                            (24,421)            -              -              -           -            (24,421)
    Withdrawals by participants           (468,467)            -        (42,259)             -           -           (510,726)
    Loan repayments by participants         94,609             -              -              -           -             94,609
    Administrative expenses                 (3,095)            -            (76)             -           -             (3,171)
                                     ----------------------------------------------------------------------------------------
    Net increase (decrease) in net
       assets available for plan
       benefits                          1,366,948    (2,794,891)       882,262       (205,535)       (403)          (751,619)
    Net assets available for plan
       benefits, beginning of year       7,649,460     2,794,891      4,274,327        205,535         403         14,924,616
                                     ----------------------------------------------------------------------------------------
    Net assets available for plan
       benefits, end of year            $9,016,408    $        -     $5,156,589     $        -      $     -       $14,172,997
                                     ==========================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                          Year ended December 31, 1997

                                                                                      T. ROWE
                                                     T. ROWE                           PRICE
                                                      PRICE           ARCH             INTER-
                                       PREVIOUS        NEW           INTER-           NATIONAL        FIDELITY
                                         PAGE        HORIZONS       NATIONAL           STOCK           CONTRA
                                       SUBTOTAL        FUND           FUND              FUND            FUND         SUBTOTAL
                                  ------------------------------------------------------------------------------------------------
Contributions:
   Employees                      $    541,994    $    187,863    $          -    $     53,722    $     24,473      $  808,052
   Employer                            591,607               -               -               -               -         591,607
Net investment income:
   Interest on guaranteed
     group annuity contracts                 -               -               -               -               -               -
   Other investment income             712,618          19,504               -          12,816           7,118         752,056
                                  --------------------------------------------------------------------------------------------
                                     1,846,219         207,367               -          66,538          31,591       2,151,715
Net realized and unrealized
   appreciation (depreciation)
   of investments                    1,175,780          69,435               -         (12,265)          1,425       1,234,375
Transfers by participants           (3,347,080)         11,599             (52)         88,561          53,568      (3,193,404)
Transfers to JS Common Stock
   Fund from JS Group Stock
   Fund                                      -               -               -               -               -               -
Transfers of participant
   accounts from Jefferson
   Smurfit Corporation Savings
   Plan and Smurfit Packaging
   Corporation 401(k) Savings
   Plan                                 17,171             955               -               -               -          18,126
Forfeitures                            (24,421)              -               -               -               -         (24,421)
Withdrawals by participants           (510,726)       (210,728)              -         (20,404)              -        (741,858)
Loan repayments by participants         94,609          39,153               -           1,296              10         135,068
Administrative expenses                 (3,171)            (73)              -               -             (14)         (3,258)
                                  ---------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan
   benefits                           (751,619)        117,708             (52)        123,726          86,580        (423,657)
Net assets available for plan
   benefits, beginning of year      14,924,616         691,281              52         120,037               -      15,735,986
                                  --------------------------------------------------------------------------------------------
Net assets available for plan
   benefits, end of year          $ 14,172,997    $    808,989    $          -    $    243,763    $     86,580    $ 15,312,329
                                  ============================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                          Year ended December 31, 1997


                                                                                       T. ROWE
                                                                                        PRICE
                                       PREVIOUS                       PUTNAM NEW       BLENDED     EQUITY INDEX
                                         PAGE         FIDELITY       OPPORTUNITIES   STABLE VALUE    TRUST (S&P
                                       SUBTOTAL      VALUE FUND          FUND           FUND           500)          SUBTOTAL
                                     -------------------------------------------------------------------------------------------
    Contributions:
       Employees                      $    808,052     $  8,887       $  66,588    $   182,435     $  18,298     $  1,084,260
       Employer                            591,607            -               -                            -          591,607
    Net investment income:
       Interest on guaranteed
         group annuity contracts                 -            -               -        178,207             -          178,207
       Other investment income             752,056        6,095           3,403              -             -          761,554
                                     -------------------------------------------------------------------------------------------
                                         2,151,715       14,982          69,991        360,642        18,298        2,615,628
    Net realized and unrealized
       appreciation (depreciation)
       of investments                    1,234,375       (3,862)         14,783              -        28,382        1,273,678
    Transfers by participants           (3,193,404)      35,198          70,691      2,633,150       183,797         (270,568)
    Transfers to JS Common Stock
       Fund from JS Group Stock
       Fund                                      -            -               -              -             -                -
    Transfers of participant
       accounts from Jefferson
       Smurfit Corporation Savings
       Plan and Smurfit Packaging
       Corporation 401(k) Savings
       Plan                                 18,126            -               -          5,125        66,432           89,683
    Forfeitures                            (24,421)           -               -              -             -          (24,421)
    Withdrawals by participants           (741,858)        (643)         (1,456)      (145,989)      (37,250)        (927,196)
    Loan repayments by participants        135,068           10           1,794         16,767           157          153,796
    Administrative expenses                  3,258            -             (19)        (8,626)          (26)         (11,929)
                                     -------------------------------------------------------------------------------------------
    Net increase (decrease) in net
       assets available for plan
       benefits                           (423,657)      45,685         155,784      2,861,069       259,790        2,898,671
    Net assets available for plan
       benefits, beginning of year      15,735,986            -               -              -             -       15,735,986
                                     -------------------------------------------------------------------------------------------
    Net assets available for plan
       benefits, end of year           $15,312,329      $45,685        $155,784     $2,861,069      $259,790      $18,634,657
                                     ==========================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                          Year ended December 31, 1997



                                                       T. ROWE        T. ROWE
                                                        PRICE          PRICE         T. ROWE        T. ROWE
                                       PREVIOUS       PERSONAL       PERSONAL     PRICE SUMMIT       PRICE
                                         PAGE         STRATEGY       STRATEGY         CASH         SPECTRUM
                                       SUBTOTAL      INCOME FUND    GROWTH FUND   RESERVES FUND   INCOME FUND      SUBTOTAL
                                     ------------------------------------------------------------------------------------------
    Contributions:
       Employees                      $  1,084,260      $14,712         $56,517       $12,904        $16,209     $  1,184,602
       Employer                            591,607            -               -             -              -          591,607
    Net investment income:
       Interest on guaranteed
         group annuity contracts           178,207            -               -             -              -          178,207
       Other investment income             761,554          851           2,521         1,705          1,100          767,731
                                     ------------------------------------------------------------------------------------------
                                         2,615,628       15,563          59,038        14,609         17,309        2,722,147
    Net realized and unrealized
       appreciation (depreciation)
       of investments                    1,273,678          417           5,293             -            731        1,280,119
    Transfers by participants             (270,568)        (524)         17,971        16,323          6,415         (230,383)
    Transfers to JS Common Stock
       Fund from JS Group Stock
       Fund                                      -            -               -             -              -                -
    Transfers of participant
       accounts from Jefferson
       Smurfit Corporation Savings
       Plan and Smurfit Packaging
       Corporation 401(k) Savings
       Plan                                 89,683            -               -           932              -           90,615
    Forfeitures                            (24,421)           -               -             -              -          (24,421)
    Withdrawals by participants           (927,196)           -               -        (7,070)        (1,110)        (935,376)
    Loan repayments by participants        153,796        3,646             625        27,027              -          185,094
    Administrative expenses                (11,929)         (89)           (203)         (298)          (153)         (12,672)
                                     ------------------------------------------------------------------------------------------
    Net increase (decrease) in net
       assets available for plan
       benefits                          2,898,671       19,013          82,724        51,523         23,192        3,075,123
    Net assets available for plan
       benefits, beginning of year      15,735,986            -               -             -              -       15,735,986
                                     ------------------------------------------------------------------------------------------
    Net assets available for plan
       benefits, end of year           $18,634,657      $19,013         $82,724       $51,523        $23,192      $18,811,109
                                     ==========================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                          Year ended December 31, 1997


                                                                    T. ROWE
                                                     PREVIOUS        PRICE
                                                       PAGE         BLUE CHIP      PARTICIPANT
                                                     SUBTOTAL      GROWTH FUND        LOANS           TOTAL
                                                  ---------------------------------------------------------------

    Contributions:
       Employees                                   $  1,184,602      $180,120       $        -     $  1,364,722
       Employer                                         591,607             -                -          591,607
    Net investment income:
       Interest on guaranteed
         group annuity contracts                        178,207             -                -          178,207
       Other investment income                          767,731         2,672           27,821          798,224
                                                  ---------------------------------------------------------------
                                                      2,722,147       182,792           27,821        2,932,760
    Net realized and unrealized
       appreciation (depreciation)
       of investments                                 1,280,119        52,989                -        1,333,108
    Transfers by participants                          (230,383)      230,383                -                -
    Transfers to JS Common Stock
       Fund from JS Group Stock
       Fund                                                   -             -                -                -
    Transfers of participant
       accounts from Jefferson
       Smurfit Corporation Savings
       Plan and Smurfit Packaging
       Corporation 401(k) Savings
       Plan                                              90,615             -                -           90,615
    Forfeitures                                         (24,421)            -                -          (24,421)
    Withdrawals by participants                        (935,376)       (2,294)         266,724         (670,946)
    Loan repayments by participants                     185,094         5,671         (190,765)               -
    Administrative expenses                             (12,672)         (439)               -          (13,111)
                                                  ---------------------------------------------------------------
    Net increase (decrease) in net
       assets available for plan
       benefits                                       3,075,123       469,102          103,780        3,648,005
    Net assets available for plan
       benefits, beginning of year                   15,735,986             -          307,835       16,043,821
                                                  ---------------------------------------------------------------
    Net assets available for plan
       benefits, end of year                        $18,811,109      $469,102        $ 411,615      $19,691,826
                                                  ===============================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                          Year ended December 31, 1996


                                                                        ARCH           T. ROWE
                                                                       GROWTH           PRICE
                                                                         AND           EQUITY          ARCH
                                       JS COMMON       JS GROUP        INCOME          INCOME        BALANCED
                                       STOCK FUND     STOCK FUND        FUND            FUND           FUND          SUBTOTAL
                                     -------------------------------------------------------------------------------------------
    Contributions:
       Employees                      $    43,120      $        -   $   309,650     $   75,435     $   92,424     $   520,629
       Employer                           417,450               -             -              -              -         417,450
    Net investment income:
       Interest on guaranteed
         group annuity contracts                -               -             -              -              -               -
       Other investment income                840          30,449        38,954        140,326         17,501         228,070
                                     -------------------------------------------------------------------------------------------
                                          461,410          30,449       348,604        215,761        109,925       1,166,149
    Net realized and unrealized
       appreciation (depreciation)
       of investments                     590,853         273,269       543,896        (60,463)        97,491       1,445,046
    Transfers by participants              43,303         (10,303)   (3,635,813)     3,670,383       (825,577)       (758,007)
    Transfers to JS Common Stock
       Fund from JS Group Stock
       Fund                                29,558         (29,558)            -              -              -               -
    Forfeitures                            (6,346)         (2,788)            -              -              -          (9,134)
    Withdrawals by participants           (66,052)       (111,163)     (355,707)       (54,301)      (155,776)       (742,999)
    Loan repayments by participants         1,218               -        53,639              -         19,397          74,254
    Administrative expenses                (9,264)              -        (5,780)        (3,642)        (1,846)        (20,532)
                                     -------------------------------------------------------------------------------------------
    Net increase (decrease) in net
       assets available for plan
       benefits                         1,044,680         149,906    (3,051,161)     3,767,738       (756,386)      1,154,777
    Net assets available for plan
       benefits, beginning of year        664,175       1,143,063     3,067,171              -        756,386       5,630,795
                                     -------------------------------------------------------------------------------------------
    Net assets available for plan
       benefits, end of year           $1,708,855      $1,292,969   $    16,010     $3,767,738     $        -      $6,785,572
                                     ===========================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                          Year ended December 31, 1996


                                                       T. ROWE
                                                        PRICE
                                                       PERSONAL                                      AETNA
                                                       STRATEGY      INTEREST         MOBIL           VIP
                                     PREVIOUS PAGE     BALANCED       INCOME          STOCK         CONTRACT
                                        SUBTOTAL         FUND          FUND           FUND            FUND          SUBTOTAL
                                     -------------------------------------------------------------------------------------------
    Contributions:
       Employees                       $  520,629       $  25,388    $  172,958      $       -      $  17,716     $   736,691
       Employer                           417,450               -             -              -              -         417,450
    Net investment income:
       Interest on guaranteed
         group annuity contracts                -               -             -              -         14,012          14,012
       Other investment income            228,070          19,072         2,944        169,185              -         419,271
                                     -------------------------------------------------------------------------------------------
                                        1,166,149          44,460       175,902        169,185         31,728       1,587,424
    Net realized and unrealized
       appreciation (depreciation)
       of investments                   1,445,046           5,128       178,927        437,003              -       2,066,104
    Transfers by participants            (758,007)        818,402       (61,512)             -         (6,511)         (7,628)
    Transfers to JS Common Stock
       Fund from JS Group Stock
       Fund                                     -               -             -              -              -               -
    Forfeitures                            (9,134)              -             -              -              -          (9,134)
    Withdrawals by participants          (742,999)         (3,315)     (665,714)    (2,115,546)       (76,057)     (3,603,631)
    Loan repayments by participants        74,254               -        38,788         36,045            400         149,487
    Administrative expenses               (20,532)           (787)       (4,855)        (7,486)        (1,242)        (34,902)
                                     -------------------------------------------------------------------------------------------
    Net increase (decrease) in net
       assets available for plan
       benefits                         1,154,777         863,888      (338,464)    (1,480,799)       (51,682)        147,720
    Net assets available for plan
       benefits, beginning of year      5,630,795               -     3,133,355      5,755,126        257,217      14,776,493
                                     -------------------------------------------------------------------------------------------

    Net assets available for plan
       benefits, end of year           $6,785,572        $863,888    $2,794,891     $4,274,327       $205,535     $14,924,213
                                     ===========================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                          Year ended December 31, 1996





                                                         ARCH      T. ROWE PRICE                 T. ROWE PRICE
                                                       EMERGING         NEW           ARCH       INTERNATIONAL
                                     PREVIOUS PAGE      GROWTH       HORIZONS     INTERNATIONAL      STOCK
                                        SUBTOTAL         FUND          FUND           FUND            FUND          SUBTOTAL
                                     -------------------------------------------------------------------------------------------

    Contributions:
       Employees                      $    736,691    $   136,695   $  35,443       $   33,362      $   8,497     $    950,688
       Employer                            417,450              -           -                -              -          417,450
    Net investment income:
       Interest on guaranteed
         group annuity contracts            14,012              -           -                -              -           14,012
       Other investment income             419,271            972      62,786               40          3,185          486,254
                                     -------------------------------------------------------------------------------------------
                                         1,587,424        137,667      98,229           33,402         11,682        1,868,404
    Net realized and unrealized
       appreciation (depreciation)
       of investments                    2,066,104         52,614     (62,561)           6,035          1,786        2,063,978
    Transfers by participants               (7,628)      (652,114)    659,307         (106,308)       106,743                -
    Transfers to JS Common Stock
       Fund from JS Group Stock
       Fund                                      -              -           -                -              -                -
    Forfeitures                             (9,134)             -           -                -              -           (9,134)
    Withdrawals by participants         (3,603,631)       (28,835)     (2,817)          (6,599)             -       (3,641,882)
    Loan repayments by participants        149,487          5,561           -              419              -          155,467
    Administrative expenses                (34,902)        (1,141)       (877)            (528)          (174)         (37,622)
                                     -------------------------------------------------------------------------------------------
    Net increase (decrease) in net
       assets available for plan
       benefits                            147,720       (486,248)    691,281          (73,579)       120,037          399,211
    Net assets available for plan
       benefits, beginning of year      14,776,493        486,651           -           73,631              -       15,336,775
                                     -------------------------------------------------------------------------------------------
    Net assets available for plan
       benefits, end of year           $14,924,213     $      403    $691,281       $       52       $120,037      $15,735,986
                                     ===========================================================================================

    See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                          Year ended December 31, 1996


                                                           PREVIOUS
                                                             PAGE          PARTICIPANT
                                                           SUBTOTAL           LOANS             TOTAL
                                                       ----------------------------------------------------
    Contributions:
       Employees                                        $    950,688       $        -       $    950,688
       Employer                                              417,450                -            417,450
    Net investment income:
       Interest on guaranteed group
         annuity contracts                                    14,012                -             14,012
       Other investment income                               486,254           19,847            506,101
                                                       ----------------------------------------------------
                                                           1,868,404           19,847          1,888,251
    Net realized and unrealized
       appreciation (depreciation) of
       investments                                         2,063,978                -          2,063,978
    Transfers by participants                                      -                -                  -
    Transfers to JS Common Stock Fund
       from JS Group Stock Fund                                    -                -                  -
    Forfeitures                                               (9,134)               -             (9,134)
    Withdrawals by participants                           (3,641,882)         176,735         (3,465,147)
    Loan repayments by participants                          155,467         (155,467)                 -
    Administrative expenses                                  (37,622)               -            (37,622)
                                                       ----------------------------------------------------
    Net increase (decrease) in net
       assets available for plan
       benefits                                              399,211           41,115            440,326
    Net assets available for plan
       benefits, beginning of year                        15,336,775          266,720         15,603,495
                                                       ----------------------------------------------------
    Net assets available for plan
       benefits, end of year                             $15,735,986       $  307,835        $16,043,821
                                                       ====================================================

    See accompanying notes.

                          Smurfit Packaging Corporation
                                  Savings Plan

                          Notes to Financial Statements

                                December 31, 1997




1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Smurfit Packaging Corporation Savings Plan (the
Plan) are reported on the accrual basis. The current values of investments have been determined by T. Rowe Price as trustee for 1997 and by Mercantile Bank of St. Louis, N.A., (Mercantile) as trustee for 1996 and have been based on closing prices if traded on national stock exchanges or bid prices for bonds. The immediate participation contracts and participant loans are valued at cost which approximates market. The differences between the current value and the cost of investments are reflected in the statements of changes in net assets available for plan benefits as part of net realized and unrealized appreciation (depreciation) of investments. The cost of securities sold is based on the weighted average method.

As of January 1, 1997, the Plan changed the Plan's trustee from Mercantile to T. Rowe Price. As of October 1, 1996, funds were transferred into an omnibus account, and investment options were changed from the various Arch funds to T. Rowe Price funds.

Administrative expenses are paid by the Plan. In 1997, the Plan changed the allocation of administrative expenses to participant accounts from a prorated method to allocating expenses to a participant's most stable fund.

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 presentation.

2. DESCRIPTION OF THE PLAN

The Plan is a contributory employee benefit plan of Smurfit Packaging Corporation (Company) and adopting subsidiaries and affiliates. The Plan is composed of three components: (i) a cash or deferred compensation plan (401(k) component); (ii) an after-tax voluntary contribution plan (ATC component); and
(iii) employer matching contributions.

                          Smurfit Packaging Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan is administered by an Administrative Committee (Committee) consisting of officers or other employees of the Company or its adopting subsidiaries and affiliates. The Committee prescribes forms for use by participants and may make administrative and procedural recommendations.

Employees eligible to participate in the Plan generally consist of all employees of the Company and adopting subsidiaries and affiliates, except for (1) those employees covered by a collective bargaining agreement which provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees.

Under the 401(k) provisions, employees may elect to have a portion of their salary deferred and contributed to the Plan to be invested in 1 or more of 15 investment options available under the Plan. The participants' ATC contributions are invested in an immediate participation contract or in 1 or more of 15 and 6 investment options available under the Plan in 1997 and 1996, respectively. Contributions are made bimonthly.

Under the employer contribution provisions, each employer contributes, for each of its employees who are participants, an amount equal to 65 percent and 60 percent of the 401(k) contributions authorized by such employee for 1997 and 1996, respectively, to a maximum of $4,750 during one calendar year, to the extent the rate of such contributions, in effect from time to time, does not exceed 3.9 percent and 3.6 percent in 1997 and 1996, respectively, of the participant's compensation (matching contributions). 401(k) contributions authorized by a participant in excess of 6 percent of participant compensation for any pay period are disregarded for purposes of matching contributions.

Participant contributions to the 401(k) plan which are made via payroll withholdings are limited to the lesser of $9,500 or 15 percent of participant compensation for calendar years 1997 and 1996. Participant contributions to the ATC are limited to 15 percent of participant compensation, not to exceed 20 percent of participant compensation in total when combined with 401(k) contributions. Total contributions credited to a participant's account (combined 401(k), ATC, and matching contributions components) are limited to the lesser of $30,000 or 25 percent of compensation. These limitations are determined on a calendar year basis.

Terminated participants of the Plan are paid the current value of their 401(k) account, ATC account, and the vested portion of their employer match account. Participants may elect a cash distribution or a stock distribution from the JS Common Stock Fund or the Mobil Stock Fund. All other distributions are in cash.

                          Smurfit Packaging Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

Each participant has a fully vested and nonforfeitable interest in the value of his or her proportional share of the investment funds in which his or her 401(k) contributions and ATC contributions are invested. Employer contributions vest over a five-year period based on participant years of service. The nonvested portion of a terminating participant's account constitutes a forfeiture and is applied to reduce future employer contributions. If a participant, who has forfeited all or a part of his or her account, is reemployed before 60 months have elapsed after his or her employment ended, any amount he or she forfeited will be restored to his or her account from amounts forfeited currently by other participants.

Upon enrollment in the Plan, contributions may be directed into the following funds by the participant or employer:

     JS Common Stock Fund - Effective August 1, 1994, all employer contributions are invested in shares of Jefferson Smurfit Corporation common stock. Employees may elect to invest in shares of Jefferson Smurfit Corporation common stock.

     JS Group Stock Fund - Employer contributions prior to August 1, 1994 were invested in Jefferson Smurfit Group plc common stock.

     Arch Growth and Income Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in common stocks of larger corporations.

     Interest Income Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in insurance contracts which provide a specified rate of investment income for a specified period of time and under which the payment of principal is guaranteed.

     Aetna VIP Contract Fund - After-tax employee contributions prior to January 1, 1997 were invested in "Immediate Participation Contracts" issued by a legal reserve life insurance company selected by the Company.

                          Smurfit Packaging Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

     Arch Emerging Growth Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in the common stock of emerging or established small to medium-sized companies with a primary objective of capital appreciation rather than current income.

     Arch International Fund - Employee contributions prior to October 1, 1996 were invested in shares of a registered investment company that invests in a diversified portfolio of international stocks (non-U.S. companies) operating in a variety of industries.

     T. Rowe Price Personal Strategy Balanced Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks, bonds, and money market securities to provide the highest total return over time consistent with an emphasis on both capital appreciation and income.

     T. Rowe Price Equity Income Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks of established companies that have long-term capital appreciation and dividend income.

     T. Rowe Price New Horizons Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks of small growth companies in a broad range of industries.

     T. Rowe Price International Stock Fund - Effective October 1, 1996, employee contributions are invested in shares of a registered investment company that invests in common stocks of established non-U.S. companies.

     Fidelity Contra Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in common stocks that are considered undervalued with potential for capital growth.

     Fidelity Value Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in the stock of companies that possess valuable assets or are considered undervalued.

                          Smurfit Packaging Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

     Putnam New Opportunities Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in stocks of emerging industries offering long-term growth.

     T. Rowe Price Blended Stable Value Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in high-quality insurance companies and banks seeking to maintain a stable $1 per share price.

     Equity Index Trust (S&P 500) - Effective January 1, 1997, employee contributions are invested in shares of the stocks that make up the Standard & Poor's 500 Index.

     T. Rowe Price Personal Strategy Income Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in bonds, common stocks, and money market securities to provide the highest total return over time consistent with a primary emphasis on income and a secondary emphasis on capital appreciation.

     T. Rowe Price Personal Strategy Growth Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in common stocks, bonds, and money market securities to provide the highest total return over time with an emphasis on capital appreciation.

     T. Rowe Price Summit Cash Reserves Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in high-quality money market securities seeking to maintain a stable $1 per share price.

     T. Rowe Price Spectrum Income Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in four domestic bond funds, an international bond fund, an income-oriented bond fund, and a money market fund to provide a high level of current income.

     T. Rowe Price Blue Chip Growth Fund - Effective January 1, 1997, employee contributions are invested in shares of a registered investment company that invests in common stocks of large, well-known companies in growing markets.

In addition to the above, former employees of Container Corporation of America may have a portion of their plan investment held in shares of Mobil Corporation common stock. Contributions are no longer permitted into this fund.

                          Smurfit Packaging Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)



3. INVESTMENTS

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                               DECEMBER 31
                                                                        1997                  1996
-----------------------------------------------------------------------------------------------------------
Jefferson Smurfit Corporation common stock
   (129,754 and 104,524 shares)                                         $1,832,770            $1,678,977

JS Group shares
   (408,655 and 424,176 shares)                                          1,138,843             1,278,892

T. Rowe Price Blended Stable Value Fund
   (2,861,069 and 2,765,686 shares)                                      2,861,069             2,765,686

Mobil Corporation common stock shares
   (71,433 and 34,349 shares)                                            5,156,589             4,199,165

T. Rowe Price Equity Income Fund
   (192,287 and 159,988 shares)                                          5,012,922             3,619,033

T. Rowe Price Personal Strategy Balanced Fund
   (69,627 shares)                                                       1,031,873                     -

4. PLAN TAX STATUS

The Internal Revenue Service ruled on May 30, 1996 that the Plan qualifies under
Section 401(a) and meets the requirements under Section 401(k) of the Internal Revenue Code (IRC), and therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that has occurred that might adversely affect the Plan's qualified status.

Participants are not subject to federal income tax on amounts contributed to their 401(k) or employer matching contribution amounts under the Plan or on earnings attributable to all contributions, until such time as these amounts are distributed to or withdrawn by participants.

                          Smurfit Packaging Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)



5. YEAR 2000 (UNAUDITED)

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Beginning in the year 2000, this could result in a system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions or engage in normal business activities.

The Plan is completing testing for its internal systems that impact the processing of employee benefits. The only major system related to the Plan that is noncompliant is the payroll system, which is currently in the process of being updated to a new year 2000-compliant system. The payroll and all other systems are expected to be year 2000-compliant by the end of 1998.

The Plan has initiated formal communications with its service providers to determine the extent to which the Plan's interface systems are vulnerable to those third parties' failure to resolve their own year 2000 issues.
This process is expected to be completed near the end of 1998.

The entire cost of the year 2000 inquiries and the systems updates are being paid by the Company with no effects of plan assets. The Plan believes the necessary modifications and replacement of computer systems will be completed in a timely manner, and as a result, the year 2000 issue is not expected to pose significant operational or financial problems for the Plan.

                             SUPPLEMENTAL SCHEDULES

                   Smurfit Packaging Corporation Savings Plan

                      Line 27a - Assets Held for Investment

                                December 31, 1997


                                                        SHARES/          CURRENT
                    DESCRIPTION                          UNITS            VALUE                COST
--------------------------------------------------------------------------------------------------------
JS Common Stock Fund:
   Jefferson Smurfit Common Stock*                       129,754         $1,832,770          $1,186,793

JS Group Stock Fund:
   JS Group shares*                                      408,655          1,138,843             979,042

T. Rowe Price Blended Stable Value Fund                2,861,069          2,861,069           2,861,069

Shares of Mobil Corporation common stock                  71,433          5,156,589           1,638,609

T. Rowe Price International Stock Fund                    18,164            243,763             257,694

T. Rowe Price New Horizons Fund                           34,721            808,989             760,434

T. Rowe Price Personal Strategy Balanced Fund             69,627          1,031,873             937,447

T. Rowe Price Equity Income Fund                         192,287          5,012,922           4,445,563

Fidelity Value Fund                                          845             45,685              49,603

Fidelity Contra Fund                                       1,857             86,580              85,155

Putnam New Opportunities Fund                              3,202            155,784             141,317

Equity Index Trust (S&P 500)                              10,484            259,790             235,702

                   Smurfit Packaging Corporation Savings Plan

                                December 31, 1997



                                                          SHARES/                     CURRENT
                    DESCRIPTION                            UNITS                       VALUE             COST
---------------------------------------------------------------------------------------------------------------------
T. Rowe Price Personal Strategy Income Fund                 1,527                       19,013           18,606

T. Rowe Price Personal Strategy Growth Fund                 5,008                       82,724           78,093

T. Rowe Price Summit Cash Reserves Fund                    51,523                       51,523           51,523

T. Rowe Price Spectrum Income Fund                          1,989                       23,192           22,511

T. Rowe Price Blue Chip Growth Fund                        19,408                      469,102          426,565

Participant Loans*                                              -                      411,615                -
                                                                                ---------------- -----------------
                                                                                   $19,691,826      $14,175,726
                                                                                ================ =================

* Parties in interest. The interest rate on participant loans issued during the year ended December 31, 1997 ranged from 8.0 percent to 10.3 percent.

                   Smurfit Packaging Corporation Savings Plan

         Line 27d - Transactions or Series of Transactions in Excess of
                     5% of the Current Value of Plan Assets

                          Year ended December 31, 1997

                                                                                                       CURRENT VALUE
                                    DESCRIPTION OF       PURCHASE        SELLING          COST          OF ASSET ON       NET GAIN
   IDENTITY OF PARTY INVOLVED           ASSETS            PRICE           PRICE         OF ASSET     TRANSACTION DATE      (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of the current value of plan assets
-------------------------------------------------------------------------------------------
JS Common Stock Fund              Company stock         $2,148,598      $        -      $2,148,598       $2,148,598      $      -
                                   Company stock          (288,202)       (316,742)       (288,202)        (316,742)       28,540

JS Group Stock Fund               Company stock          1,027,619               -       1,027,619        1,027,619             -
                                   Company stock           (48,183)        (61,844)        (48,183)         (61,844)       13,661

Mobil Stock Fund                  Company stock          1,502,151               -       1,502,151        1,502,151             -
                                   Company stock           (14,210)        (42,829)        (14,210)         (42,829)       28,619

T. Rowe Price Blended Stable      GIC                    3,487,154               -       3,487,154        3,487,154             -
   Value Fund                     GIC                     (626,079)       (626,079)       (626,079)        (626,079)            -

T. Rowe Price Personal Strategy   Mutual fund            1,060,013               -       1,060,013        1,060,013             -
   Balanced Fund                  Mutual fund             (122,749)       (127,088)       (122,749)        (127,088)        4,339

T. Rowe Price New Horizons        Mutual fund              953,099               -         953,099          953,099             -
   Fund                           Mutual fund             (193,867)       (213,533)       (193,867)        (213,533)       19,666

T. Rowe Price Equity Income       Mutual fund            4,870,894               -       4,870,894        4,870,894             -
   Fund                           Mutual fund             (432,381)       (464,668)       (432,381)        (464,668)       32,287

Categories (i), (ii), and (iv) are not applicable.

                                    SIGNATURE


         The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Jefferson Smurfit Corporation Savings Plan, the Jefferson Smurfit Corporation Hourly Savings Plan and the Smurfit Packaging Corporation Savings Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                        Jefferson Smurfit Corporation Savings Plan


Date:  June 29, 1998    By:    /s/ Patrick J. Moore
                               --------------------
                               Patrick J. Moore
                        Title: Member, Administrative Committee of
                               Jefferson Smurfit Corporation Retirement Plans



                        Jefferson Smurfit Corporation Hourly Savings Plan


Date:  June 29, 1998    By:    /s/ Patrick J. Moore
                               --------------------
                               Patrick J. Moore
                        Title: Member, Administrative Committee of
                               Jefferson Smurfit Corporation Retirement Plans



                        Smurfit Packaging Corporation Savings Plan


Date:  June 29, 1998    By:    /s/ Patrick J. Moore
                               --------------------
                               Patrick J. Moore
                        Title: Member, Administrative Committee of
                               Jefferson Smurfit Corporation Retirement Plans